Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this report. The consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on these financial statements.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2023 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements as at and for the year ended December 31, 2023, 2022 and 2021 have been audited by the Group’s independent auditor, BDO South Africa Incorporated. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2023 were approved by the Board of Directors and signed on its behalf on March 28, 2024.

(Signed) J.M. Learmonth	(Signed) C.O. Goodburn
Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation Plc

Tel: +27 011 488 1700 Fax: +27 010 060 7000 www.bdo.co.za	Wanderers Office Park 52 Corlett Drive Illovo, 2196 Private Bag X60500 Houghton, 2041 South Africa

To the Shareholders of Caledonia Mining Corporate Plc

Opinion

We have audited the consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2023 and 2022, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended December 31, 2023, 2022 and 2021, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2023 and 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended December 31, 2023, 2022 and  2021 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

BDO South Africa Incorporated
Registration number: 1995/002310/21
Practice number: 905526
VAT number: 4910148685

Chief Executive Officer: LD Mokoena

A full list of all company directors is available on www.bdo.co.za

The company’s principal place of business is at The Wanderers Office Park, 52 Corlett Drive, Illovo, Johannesburg where a list of directors’ names is available for inspection. BDO South Africa Incorporated, a South African personal liability company, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Caledonia Mining Corporation Plc

Key audit matter	How the key audit matter was addressed in the audit

Impairment assessment of the recoverable amounts of the cash generating units of the Group (Notes 3(a)(ii) and (iii))

Management assesses its group and individual cash-generating units (CGUs) at each reporting period to determine the recoverable amount, which is then compared to the carrying amount of  non-financial assets. In accordance with IAS 36, the comparison must be done on a consolidated and at a CGU level. If the recoverable amount is lower than the carrying amount, an impairment expense should be recognised.

Management have identified the following cash generating units for impairment assessment:

●         Caledonia Mining Corporation Group

●         Blanket Mine CGU

Impairment indicators were identified by management at December 31, 2023 and therefore management was required to assess the recoverable amount of the CGU’s

The recoverable amount of the CGU’s is determined as the higher of the CGU’s fair value less costs to sell or value in use.

There is a high level of inherent uncertainty and critical judgements, and estimates applied by management in the assessment of the value in use calculation of the CGU.

The estimates of future cashflows are based on financial budgets and the life of mine (“LOM”) plan, including significant judgements and assumptions related to:

●         ore reserves and mineral resources

●         forecasted gold price.

●         discount rate and

Our audit  procedures included, amongst others:

●    We evaluated management’s assessment of impairment indicators over the CGU’s;

●    We obtained and understanding of the controls in respect of the Group’s value in use calculations and the reviews thereof, including confirming that the value in use calculations have been approved by the Board;

●    We compared the trading performance against budget for FY 2023 in order to evaluate the quality of Management’s forecasting. Where underperformance against budget was highlighted, we evaluated the impact on the forecasts;

●    We assessed key inputs and assumptions used in the value in use calculation for reasonability, taking into account specifically the operating cashflow projections, ore reserves and resources, discount rate, forecasted production volumes and forecasted gold price and compared these to external sources where appropriate, taking into account our knowledge of the industry;

●    We made use of our internal valuation expertise to assess the valuation model and related key inputs and assumptions for reasonability, to assess whether the methods applied are consistent with IFRS Accounting Standards and industry norms;

●    We evaluated management’s sensitivity analysis for the value in use model and performed additional sensitivity analysis on the model where considered necessary; and

Caledonia Mining Corporation Plc

●         production volumes and grades

There was no impairment required based on the value in use calculation of the CGU’s.

As a result of the estimation uncertainty and  judgements applied   by management   in the discounted cashflow model to calculate the value in use of the relevant CGUs, the impairment assessment was considered a matter of most significance in our current year audit of the consolidated financial statements.

● We evaluated the adequacy of the Group’s disclosures in terms of the IFRS Accounting Standards.

Other Information

Management is responsible for the other information. The other information comprises:

●

The Management’s Discussion and Analysis report of the consolidated operating results and financial position of the Group for the quarter ended December 31, 2023, which we obtained prior to the date of this report, and

●	The Annual Report – referred to as Form 20-F which is expected to be made available to us after that date

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on this other information obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Caledonia Mining Corporation Plc

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Caledonia Mining Corporation Plc

The engagement partner on the audit resulting in this independent auditor’s report is Servaas Kranhold.

BDO South Africa Incorporated

Registered Auditors

Wanderers Office Park

52 Corlett Drive

Ilovo

2196

March 28, 2024

Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

For the years ended December 31	Note	2023	2022	2021

Revenue	8	146,314	142,082	121,329
Royalty		(7,637)	(7,124)	(6,083)
Production costs	9	(82,709)	(62,998)	(53,126)
Depreciation	18	(14,486)	(10,141)	(8,046)
Gross profit		41,482	61,819	54,074
Other income		263	60	46
Other expenses	10	(4,367)	(11,782)	(7,136)
Administrative expenses	11	(17,429)	(11,941)	(9,091)
Cash-settled share-based expense	12.1	(463)	(609)	(477)
Equity-settled share-based expense	12.2	(640)	(484)	–
Net foreign exchange (loss) gain	13	(2,550)	4,411	1,184
Net derivative financial instrument expense	14	(1,119)	(1,198)	(240)
Operating profit		15,177	40,276	38,360
Finance income	15	39	17	14
Finance cost	15	(3,024)	(657)	(375)
Profit before tax		12,192	39,636	37,999
Tax expense	16	(12,810)	(16,770)	(14,857)
(Loss) profit for the period		(618)	22,866	23,142

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(622)	(462)	(531)
Total comprehensive income for the period		(1,240)	22,404	22,611

(Loss) profit attributable to:
Owners of the Company		(4,198)	17,903	18,405
Non-controlling interests	28	3,580	4,963	4,737
(Loss) profit for the period		(618)	22,866	23,142

Total comprehensive income attributable to:
Owners of the Company		(4,820)	17,441	17,874
Non-controlling interests	28	3,580	4,963	4,737
Total comprehensive income for the period		(1,240)	22,404	22,611

(Loss) earnings per share
Basic (loss) earnings per share ($)	27	(0.24)	1.36	1.49
Diluted (loss) earnings per share ($)	27	(0.24)	1.35	1.48

The accompanying notes on pages 12 to 81 are an integral part of these consolidated financial statements.

On behalf of the Board: “J.M. Learmonth”- Chief Executive Officer and “C.O. Goodburn”- Chief Financial Officer.

Caledonia Mining Corporation Plc

Consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

As at December 31	Note	2023	2022

Assets
Exploration and evaluation assets	17	94,272	17,579
Property, plant and equipment	18	179,649	178,983
Deferred tax asset	16	153	202
Total non-current assets		274,074	196,764

Income tax receivable	16	1,120	40
Inventories	20	20,304	18,334
Derivative financial assets	14.1	88	440
Trade and other receivables	21	9,952	9,185
Prepayments	22	2,538	3,693
Cash and cash equivalents	23	6,708	6,735
Assets held for sale	24	13,519	–
Total current assets		54,229	38,427
Total assets		328,303	235,191

Equity and liabilities
Share capital	25	165,068	83,471
Reserves	26	137,819	137,801
Retained loss		(63,172)	(50,222)
Equity attributable to shareholders		239,715	171,050
Non-controlling interests	28	24,477	22,409
Total equity		264,192	193,459

Liabilities
Deferred tax liabilities	16	6,131	5,123
Provisions	29	10,985	2,958
Loan notes - long term portion	30	6,447	–
Cash-settled share-based payment - long term portion	12.1	374	1,029
Lease liabilities - long term portion	19	41	181
Total non-current liabilities		23,978	9,291

Cash-settled share-based payment - short term portion	12.1	920	1,188
Income tax payable	16	10	1,324
Lease liabilities - short term portion	19	167	132
Loan notes - short term portion	30	665	7,104
Trade and other payables	31	20,503	17,454
Overdraft and term loans	23	17,740	5,239
Liabilities associated with assets held for sale	24	128	–
Total current liabilities		40,133	32,441
Total liabilities		64,111	41,732
Total equity and liabilities		328,303	235,191

The accompanying notes on pages 12 to 81 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance January 1, 2021		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared	34	-	-	-	-	(6,068)	(6,068)	(2,001)	(8,069)
Shares issued:
- Options exercised		165	-	-	-	-	165	-	165
- Equity raise (net of transaction cost)	25	7,806	-	-	-	-	7,806	-	7,806
Total comprehensive income:
Profit for the year		-	-	-	-	18,405	18,405	4,737	23,142
Other comprehensive income for the year		-	(531)	-	-	-	(531)	-	(531)
Balance December 31, 2021		82,667	(9,325)	132,591	14,513	(59,150)	161,296	19,260	180,556
Transactions with owners:
Dividends declared	34	-	-	-	-	(8,975)	(8,975)	(1,814)	(10,789)
Share-based payments:
- Shares issued on settlement of incentive plan awards	12.1	804	-	-	-	-	804	-	804
- Equity-settled share-based expense	12.2	-	-	-	484	-	484	-	484
Total comprehensive income:
Profit for the year		-	-	-	-	17,903	17,903	4,963	22,866
Other comprehensive income for the year		-	(462)	-	-	-	(462)	-	(462)
Balance at December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459

Caledonia Mining Corporation Plc

Consolidated statements of changes in equity (continued)

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance December 31, 2022		83,471	(9,787)	132,591	14,997	(50,222)	171,050	22,409	193,459
Transactions with owners:
Dividends declared	34	-	-	-	-	(8,752)	(8,752)	(1,512)	(10,264)
Share-based payments:
- Shares issued on settlement of incentive plan awards	12.1	351	-	-	-	-	351	-	351
- Equity-settled share-based expense	12.2	-	-	-	640	-	640	-	640
Shares issued:
- Equity raise (net of transaction cost)	25	15,569	-	-	-	-	15,569	-	15,569
- Bilboes acquisition	5	65,677	-	-	-	-	65,677	-	65,677
Total comprehensive income:
(Loss) profit for the year		-	-	-	-	(4,198)	(4,198)	3,580	(618)
Other comprehensive income for the year		-	(622)	-	-	-	(622)	-	(622)
Balance at December 31, 2023		165,068	(10,409)	132,591	15,637	(63,172)	239,715	24,477	264,192
	Note	25	26	26	26			28

The accompanying notes on pages 12 to 81 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc

Consolidated statements of cash flows

For the years ended December 31,

(in thousands of United States Dollars, unless indicated otherwise)

	Note	2023	2022	2021

Cash inflow from operations	32	26,398	49,657	38,703
Interest received		39	17	14
Finance costs paid	15	(2,462)	(192)	(388)
Tax paid	16	(9,206)	(6,866)	(7,426)
Net cash inflow from operating activities		14,769	42,616	30,903

Cash flows used in investing activities
Acquisition of property, plant and equipment	18	(28,556)	(41,495)	(32,112)
Acquisition of exploration and evaluation assets	17	(1,837)	(2,596)	(5,717)
Proceeds from sale of assets held for sale	24.1	–	–	500
Proceeds from derivative financial instruments	14.2	178	–	1,066
Acquisition of Put options	14.1	(946)	(478)	–
Proceeds from disposal of subsidiary	24.2	–	–	340
Proceeds from call options	14.2	–	416	208
Acquisition of call options	14.2	–	(176)	–
Net cash used in investing activities		(31,161)	(44,329)	(35,715)

Cash flows from financing activities
Dividends paid	34	(11,099)	(8,906)	(8,069)
Payment of lease liabilities	19	(184)	(150)	(129)
Shares issued – equity raise (net of transaction cost)	25	15,569	–	7,806
Repayments of term loans		–	–	(361)
Loan notes - Motapa payment	30.1	(7,250)	–	–
Loan notes - solar bond issue receipts (net of transaction cost)	30.2	6,895	–	–
Proceeds from gold loan	14.2	–	–	2,752
Repayment of gold loan	14.2	–	(3,698)	–
Proceeds from share options exercised	25	–	–	165
Net cash from/ (used in) financing activities		3,931	(12,754)	2,164

Net decrease in cash and cash equivalents		(12,461)	(14,467)	(2,648)
Effect of exchange rate fluctuations on cash and cash equivalents		(67)	(302)	(179)
Net cash and cash equivalents at the beginning of the year		1,496	16,265	19,092
Net cash and cash equivalents at the end of the year	23	(11,032)	1,496	16,265

The accompanying notes on pages 12 to 81 are an integral part of these consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands.

These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2023 and 2022, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2023, 2022 and 2021, disclosure notes, material accounting policies and other explanatory information.  The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol – “CMCL”).  Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol – “CMCL”).  Caledonia listed on the Victoria Falls Stock Exchange (“VFEX”) (symbol – “CMCL”) on December 2, 2021.  Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation
i)	Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”).

The consolidated financial statements were approved for issue by the Board of Directors on March 28, 2024.

ii)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

●	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
●	equity-settled share-based payment arrangements measured at fair value on the grant date; and
●	derivative financial assets and derivative financial liabilities measured at fair value.

iii)	Functional currency

The consolidated financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 13 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the consolidated statement of profit or loss and other comprehensive income.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these consolidated financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Estimation uncertainties
i)	Depreciation of property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where mine development, infrastructure and other assets have a shorter useful life than the life-of-mine, they are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Refer to note 18 for change in estimates to mine development, infrastructure and other assets.  Other items of property, plant and equipment are depreciated as described in note 4(j)(iii).

ii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the United States Securities and Exchange Commission’s Subpart 1300 of Regulation S-K (“Subpart 1300”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

●	correlation between drill-hole intersections where multiple reefs intersect;
●	continuity of mineralisation between drill-hole intersections within recognised reefs; and
●	appropriateness of the planned mining methods.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
ii)	Mineral reserves and resources (continued)

The Group estimates and reports reserves and resources in accordance with Subpart 1300 and NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

●	the gold price based on current market price and the Group’s assessment of future prices;
●	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
●	cut-off grade;
●	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
●	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in several ways, including the following:

●	asset carrying values may be affected due to changes in the estimated cash flows (i.e. Impairment);
●	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of production method or where useful lives of an asset change; and
●	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

iii)	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist and, if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates. Refer to note 4(c) for more information.

Non-derivative financial assets

The Group uses a simplified approach in accounting for trade receivables and records the loss allowance as lifetime expected credit losses. When measuring expected credit losses, the Group uses reasonable and supportable forward-looking information, which is based on the assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss given default is an estimate of the loss arising on default. It is based on the expected shortfalls in contractual cash flows. The Group uses a provision matrix to calculate the probability of default, which includes historical data, assumptions and expectations of future conditions.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
iv)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket Mine (1983) (Private) Limited’s (“Blanket Mine” or “Blanket”) indigenous shareholders (refer to note 6) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield.

Where the Company granted the counterparty to a share-based payment award the choice of settlement in cash or shares, the equity component is measured as the difference between the fair value of the goods and services and the fair value of the cash-settled share-based payment liability at the date when the goods and services are received at the measurement date. For transactions with employees, the equity component is zero.

Option pricing models require the input of assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.  Therefore, the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Additional information about significant assumptions and estimates used to determine the fair value of equity-settled share-based payment transactions are disclosed in note 12.2.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees regarding share-based awards that will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any change in the fair value of the liability is recognised in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

v)	Taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.

In 2023, the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 20 (“PN20”). PN 20 provided clarity on the interpretation of Section 37AA of the Income Tax Act [Chapter 23:06] of Zimbabwe, which requires taxpayers to submit separate tax returns where any part of the income from trade or investment is earned in foreign currency.

Section 37AA stated that the calculation of taxable income be expressed in the currency of the transaction and that the payment of the tax payable be made proportionately to in which currency the revenue earned. The section further provides that the RTGS$ should be converted to US$ using the average auction rate of exchange for the year of assessment, with the same being applicable to US$ amounts that need to be converted to RTGS$.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
v)	Taxes (continued)

Management believes they have adequately provided for the probable outcome of tax related matters; however, the final outcome or future outcomes anticipated in calculating the tax liabilities may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group further makes assumptions and estimates when recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient future taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated future taxable income against which the losses can be utilised.

vi)	Blanket Mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine required management to make significant assumptions and estimates which are explained in note 6.

vii)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the technical feasibility and commercial viability of its mineral projects and the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances e.g. such as the completion of a feasibility study indicating construction, funding and economic returns that are sufficient. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

viii)	Site restoration provision

A site restoration provision has been calculated for the Blanket Mine and the Bilboes, Maligreen and Motapa projects based on an independent analysis of the rehabilitation costs as performed in 2023. For projects the restoration costs are recognised at the current estimated cost of restoration and is undiscounted. For the Blanket Mine the inflationary effect on current restoration costs are applied and then discounted to arrive at the present value of the provision. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis for estimating the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination estimates, restoration standards, and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 29).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)

(a)	Assumptions and estimation uncertainties (continued)
viii)	Site restoration provision (continued)

Also refer to note 29 for how site restoration provisions are estimated for properties in the exploration and evaluation phase.

(b)	Judgements

Judgement is required when assessing whether the Group controls an entity or not. Controlled entities are consolidated. Further information is given in notes 4(a) and 6.

For judgement applied to:

●	determine functional currency of entities in the Group and the use of the interbank rate of exchange to translate RTGS$, refer to note 13,
●	impairments, refer to note 18 and 17.

4	Material accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.  In addition, the accounting policies have been applied consistently by the Group.

a)	Basis of consolidation
i)	Subsidiaries and structured entities

Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)	Non-controlling interests

NCI is measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)	Transactions eliminated on consolidation

Intra-group balances and transactions arising from intra-group transactions are eliminated.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(b)	Revenue
i)	Fidelity Gold Refinery (Private) Limited (“Fidelity”) and further refinement

Revenue from the sale of precious metals at Blanket is recognised when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity, except for the portion earmarked for export to a refiner outside of Zimbabwe. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the London Base Metal Association price post-delivery less 1.25% and the quantities are determined on Local lodgment date. On average, settlement occurs within 14 days of delivery from Fidelity and within 2 days from Al Etihad Gold Refinery DMCC.

A portion of unrefined metals produced by Blanket is exported by Caledonia to Al Etihad Gold Refinery DMCC (“AEG” an accredited Dubai Good Delivery refinery), which makes payment to Caledonia's bank account in Zimbabwe in USD. The exported unrefined gold continues to be processed at Fidelity, a subsidiary of the Reserve Bank of Zimbabwe (“RBZ”), on a toll-treatment basis, in accordance with requirements of the Zimbabwe government for in-country refining and to allow the Zimbabwe authorities full visibility over the gold produced and exported by Caledonia. The resultant gold is exported under the gold dealing licence that is held by Fidelity to a refinery outside Zimbabwe which undertakes the final refining process. Caledonia receives the proceeds of the gold that it exports in its bank account in Zimbabwe within a few days of delivery to the final refiner. This arrangement in respect of production from Blanket complies with the current requirements to pay a 5% royalty on gold sales and 1.25% of gross sales which is payable to the Zimbabwean Government and deducted from USD and RTGS$ revenues proportionately.

For deliveries exported and for deliveries that are paid by Fidelity, Blanket continues to receive 75% of its revenues in US Dollars and the balance in local currency. Revenue for the unrefined metals exported to a refiner outside Zimbabwe from the sale of precious metals is recognised when the refiner outside of Zimbabwe receives the unrefined metals (“Export lodgment date”). Control is transferred and the receipt of proceeds is substantially assured at the point of delivery. Export lodgment date revenue for each delivery is measured at the London Base Metal Association price post-delivery less a refining fee and the quantities are determined on Export lodgment date. On average settlement occurs within two days of delivery.

Revenue from the sale of precious metals at Bilboes is recognised when the unrefined metal is accepted at the refinery (“Local lodgment date”) by Fidelity. Control is transferred and the receipt of proceeds is substantially assured at point of delivery at the end refiner with the responsibility to pay. Revenue for each delivery to Fidelity is measured at the London Base Metal Association price post-delivery less 1.25% and the quantities are determined on Local lodgment date. Part of the Bilboes revenue during the year was recognised from sales to Fidelity as a “small-scale producer”, measured at the previous day’s 6pm London Base Metal Association price less a 5% discount. The revenue was received 100% in USD and settlement occurred immediately after depositing of the bullion.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(c)	Impairment
i)	Expected credit losses on financial assets

The Group applies the IFRS 9 simplified model and recognises lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed individually as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors i.e. (interest rate, country risk, and risk free rate) affecting the customer’s ability to settle the amount outstanding. The Group considers a trade receivable to be in default when the amount is 90 days past due from lodgment date. Failure to make payments within 90 days from lodgment date and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery. Trade and other receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery.

ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(c)	Impairment (continued)
iii)	Impairment of Exploration and evaluation (“E&E”) assets

The test for impairment of E&E assets can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

●	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
●	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned in future.
●	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
●	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(d)	Share-based payment transactions
i)	Equity-settled share-based payments to employees and directors

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss.

Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of equity-settled share-based payment transactions are disclosed in note 12.2.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 12.1.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(e)	Foreign currency
i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the US Dollars. The functional currency of the Company and all its subsidiaries is the US Dollars except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

●	assets and liabilities are translated using the exchange rate at year end; and
●	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”).

If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, the settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

ii)	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions.  At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate.  Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction.  All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

On October 1, 2018 the Reserve Bank of Zimbabwe (“RBZ) pegged the Zimbabwe dollar (“RTGS$”) at 1:1 to the US Dollar and on February 20, 2019 issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at RTGS$ 6,104.72 (2022: RTGS$ 684.33, 2021: RTGS$ 108.67) to 1 US Dollar as at December 31, 2023.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(e)	Foreign currency (continued)
ii)	Foreign currency translation (continued)

Further, the RBZ issued a directive to Zimbabwean banks to separate foreign currency and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in foreign currency (i.e., US Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the foreign currency allocation from 30% to 55%, with the remainder received as RTGS$. The RBZ increased the foreign currency allocation with effect from May 26, 2020 from 55% to 70% and decreased the foreign currency allocation with effect from January 8, 2021 from 70% to 60% with the remainder received as RTGS$. On February 3, 2023 the RBZ increased the foreign currency allocation from 60% to 75%. The allocation percentages remained in effect up to the date of approval of these financial statements.  The Company participated in the foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars up to June 15, 2021.

In June 2021 the RBZ announced that companies that are listed on the VFEX will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021 and Blanket has received all amounts due in terms of this revised policy up to the date of approval of these financial statements. The arrangement to allow an additional allowance for VFEX listed companies resulted in allocation of approximately 72.74% and was replaced on February 3, 2023 by the 75%:25% allocation for revenues earned.

In applying IAS 21, management determined that the US Dollars remained the primary currency in which the Group’s Zimbabwean entities operate, as:

●	the majority of revenue is received in US Dollars;
●	the gold price receivable was calculated in US Dollars;
●	the majority of costs are calculated by reference to the US Dollars if denominated in RTGS$ or is paid in US Dollars; and
●	Income tax liabilities calculated in RTGS$ are settled predominantly in US Dollars.

The application of IAS 21, the advent of Statutory Instrument 142 (issued by Zimbabwean Government) and the devaluation of the RTGS$ against the US Dollars had an impact on the US Dollars value of RTGS$ denominated monetary assets and liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary asset such as cash held in RTGS$.

(f)	Finance income and finance cost

Finance income comprises interest income on funds invested. Finance income is recognised as it accrues in profit or loss, using the effective interest method. Finance cost comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on leases, loans and borrowings and also includes commitment costs on overdraft facilities. Finance cost is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(g)	Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance cost.

(h)	Taxes
i)	Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

ii)	Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

iii)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

Deferred tax is a monetary item measured at the tax rates and in the currency that are expected to be applied when temporary differences reverse. The tax and exchange rates are based on the laws that have been enacted, substantively enacted or the interbank exchange rates that prevail at the reporting date.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(i)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 27) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors.

(j)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, borrowing costs on qualifying assets, the costs of dismantling and removing the items and restoring the site on which they are located. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.  Refer to note 4(c)(ii) for the impairment of non-financial assets.

ii)	Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. When the asset is ready for use in the manner intended by management, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the measured, indicated and estimated economical inferred mineral resources in Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Mineral resources and reserves categorised and reported in compliance with the definitions embodied in the CIM Definition Standards as incorporated into the NI 43-101 are reported inclusive of mineral reserves. Mineral resources and reserves categorised and reported in compliance with Subpart 1300 are reported exclusive of mineral reserves.

Inferred mineral resources are considered in the LoMP to the extent these mineral resources are above the cut-off, economically viable and of sufficient confidence, are expected to be upgraded and form part of eventual extraction and as a result are included in the calculation of depreciation.  Refer to note 18 for the evaluation of the cut-off.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(j)	Property, plant and equipment (continued)
iii)	Depreciation (continued)

Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

Mineral resources in the measured and indicated mineral resource classifications have been converted into proven and probable mineral reserves respectively, by applying the applicable modifying factors and reasonable prospects of economic extraction.

Land is not depreciated.

The calculation of the production rate units could be affected to the extent that actual production in the future is different from the current forecast production. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

●	changes in mineral reserves and resources;
●	differences between actual commodity prices and commodity price assumptions;
●	unforeseen operational issues at mine sites; and
●	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

The estimated useful lives for 2023, 2022 and 2021 are as follows:

●	buildings 10 to 15 years;
●	plant and equipment 5 to 10 years;
●	fixtures and fittings including computers 4 to 10 years;
●	motor vehicles 4 years;
●	right of use assets 3 to 6 years (determined by lease term); and
●	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Assets under construction’s useful life and residual values will be assessed once the asset is available for use.  Refer to note 18 for the change in estimate in plant and equipment.

(k)	Exploration and evaluation assets

Qualifying exploration costs are capitalised as incurred.  Costs incurred before the legal rights to explore are obtained are recognised in profit or loss.  The costs related to speculative drilling on unestablished orebodies at the Blanket Mine, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under Exploration and evaluation assets. Qualifying direct expenditures include such costs as mineral rights, options to acquire mineral rights, materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on property, plant and equipment during the exploration phase.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(k)	Exploration and evaluation assets (continued)

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource have been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised, at their initial cost, until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment at least annually, and before the assets are transferred to mine development, infrastructure and other assets or when an indicator of impairment is identified.

Exploration and evaluations assets are not depreciated.

(l)	Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle. It includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(m)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(n)	Assets and liabilities associated with assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale property, plant and equipment are no longer depreciated.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(o)	Financial instruments
i)	Financial assets

The Group had the following financial assets:

Financial assets at amortised cost

Financial assets at amortised cost comprise trade receivables. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method, less any impairment losses.  A trade receivable without a significant financing component is initially measured at the transaction price. Refer to note 4(c)(i) for the impairment of receivables.

Fair value through profit or loss

This category comprises the Gold ETF, gold hedge and Put options. These instruments are carried at fair value with changes in fair value recognised in profit or loss as fair value losses on derivative financial instruments.  Transaction costs are recognised in profit or loss immediately when incurred. The Group does not have any assets held for trading nor does it voluntarily classify any financial assets as being at fair value through profit or loss.  Estimations made and further information is referred to in note 14.

ii)	Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired.

Fair value through profit or loss

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. This category comprises the Gold loan, Put options and the Call options. Estimations made and further information is in note 14.  All changes in the fair value of derivative instruments are accounted for in profit or loss and all proceeds and acquisitions are classified under investing activities in the consolidated cashflow statement.

Financial liabilities at amortised cost

Non-derivative financial liabilities are recognised initially on the date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

Offsetting

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(p)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(q)	Provisions

A provision is a liability of uncertain timing and amount.  A liability is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as a finance cost.

(r)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment and exploration and evaluation assets, when those obligations result from the acquisition, construction, development or normal operation of these assets. Production phase restoration costs are recognised at the net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk-free rate that reflects the time-value of money. For assets in the exploration and the evaluation phase the restoration costs are recognised at the undiscounted current cost. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. The periodic unwinding of the discount shall be recognised in the profit or loss as a finance costs.

(s)	Leases

The Group recognises a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right of use asset reflects that the Group will exercise a purchase option. In that case the right of use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as property, plant and equipment. Also, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(s)	Leases (continued)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

●	fixed payments, including in-substance fixed payments;
●	amounts expected to be payable under a residual value guarantee; and
●

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if the lease agreement changes in substance in terms of payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group presents the right of use assets as property, plant and equipment.  Lease liabilities are presented separately in the statement of financial position as current- and non-current lease liabilities.

The Group has elected not to recognise the right of use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(t)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid, in respect of salaries, annual leave, bonusses and severance packages, if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(u)	Standards issued but not yet effective

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation	Effective date and expected adoption date*
Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 aim to clarify the requirement on determining whether liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date. The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

●     the carrying amount of the liability,

●     information about the covenants, and

●     facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current.

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

January 1, 2024

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

4	Material accounting policies (continued)

(u)	Standards issued but not yet effective (continued)

The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/ Interpretation	Effective date and expected adoption date*
General requirements for Disclosure of Sustainability-related financial information – IFRS S1 Climate-related Disclosures – IFRS S2

IFRS S1 sets out overall requirements for sustainability-related financial disclosures with the objective to require an entity to disclose information about its sustainability-related risks and opportunities that is useful to primary users of general purpose financial reports in making decisions relating to providing resources to the entity.

IFRS S2 sets out the requirements for identifying, measuring and disclosing information about climate-related risks and opportunities that is useful to primary users of general purpose financial reports in making decisions relating to providing resources to the entity.

In the first annual reporting period in which an entity applies IFRS S1, the entity is permitted to disclose information on only climate-related risks and opportunities (in accordance with IFRS S2).

The Group has completed its assessment of the impact of the above standards and concluded that the standard amendments would not have a material impact on the consolidated financial statements.

January 1, 2024
Lack of exchangeability – IAS 21

The International Accounting Standards Board has published amendments to IAS 21 that specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not.

Applying the amendments, a currency is exchangeable when an entity is able to exchange that currency for the other currency through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and for a specified purpose. However, a currency is not exchangeable into the other currency if an entity can only obtain no more than an insignificant amount of the other currency at the measurement date for the specified purpose.

When a currency is not exchangeable at the measurement date, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction at the measurement date between market participants under prevailing economic conditions. In that case, an entity is required to disclose information that enables users of its financial statements to evaluate how the currency’s lack of exchangeability affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.

Management is investigating the potential impact of the standard to be amended.

January 1, 2025

* Annual periods ending on or after.

New standards, amendments to standards and interpretations adopted from January 1, 2023 had no significant effect on the Group’s accounting policies.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

5	Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition

On July 21, 2022 Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) entered into a Tribute Arrangement, and related Mining Agreement with Bilboes Holdings (Private) Limited (“Bilboes Holdings” or “Bilboes”) to mine its oxide and transitional ore (“tribute agreement”). This tribute agreement was specific to the Bilboes oxide mine and Bilboes Holdings was on care and maintenance at the date of the agreement.

In terms of the tribute agreement, Bilboes Holdings granted CHZ the right to mine the Bilboes oxide mine operations for the purpose of extracting and selling gold. In terms of this right, CHZ could operate the Bilboes oxide mine using a combination of Bilboes’ resources and their own, for CHZ’s account.

Subject to the stipulation in the tribute agreement, CHZ assumed all responsibility in connection with the oxide mining claims as if CHZ were the owner thereof and Bilboes Holdings remained the registered holder of the mining claims until ownership passes in terms of the Sale and Purchase Agreement, mentioned below.

In terms of the tribute agreement, CHZ had the right to provide instructions over the scope of works for the Bilboes oxide mine in terms of an operational plan and also had the right to terminate the tribute agreement. CHZ, therefore, had the ability to affect the variable returns of the Bilboes oxide mine and to ensure its returns were in line with the expectation of recouping its “investment” (all funds provided) at a 25% internal rate of return.

The tribute agreement came into effect on August 1, 2022, when the Ministry of Mines’ approval was received, and control was obtained through contractual arrangement.

The Bilboes oxide mine did not have sufficient processes in place to operate the oxide mining operations and was reliant on CHZ to provide instructions on the mining operations to create the necessary outputs. The Bilboes oxide mine was assessed as an asset and liability acquisition and not a business combination in terms of IFRS 3 Business Combinations. Directly attributable costs of bringing the Bilboes oxide mine to the location and condition necessary for it to be capable of operating in the manner intended by CHZ amounted to $872 and was accounted for as property, plant and equipment in the December 31, 2022 consolidated financial statements.

On June 27, 2023 the decision was taken to place the mining tailing activities of the Bilboes oxide mine on care and maintenance as the cost related to removing the waste and accessing the orebody could exceed the benefit from the gold revenues to be received. The impairment loss that was recognised amounted to a carrying value of $851, on impairing the Bilboes oxide asset classified under property, plant and equipment. Mining and tailing activities continued at the Bilboes oxide mine until the end of September 2023 when the contract miner's notice period came to an end. Leaching of material that has already been deposited on the leach pad will continue until no longer economically feasible. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences and can be economically justified.

In addition to the tribute arrangement, Caledonia signed a conditional agreement (the “Sale and Purchase Agreement”) to purchase 100% of Bilboes Gold Limited (“Bilboes Gold”) on July 21, 2022. Bilboes Gold is the holding company of Bilboes Holdings that owns high-grade sulphide resources and the mentioned mining claims to the oxide mine deposit. It was agreed that Caledonia would purchase Bilboes Gold for a consideration to be settled by issue to the sellers of 5,123,044 new shares in Caledonia, comprising initial consideration shares, escrow consideration shares and deferred consideration shares. In addition to the shares, the agreement was also to grant a 1% net smelter royalty (“NSR”) on the Bilboes’ revenues to one of the sellers, Baker Steel Resources Trust Limited (“Baker Steel”), essentially instead of a number of shares that they would have been entitled to should they have agreed to accept all of their consideration in shares. The Sale and Purchase Agreement gave Caledonia the rights to the sulphide project in addition to the right to mine the Bilboes oxide mine as a result of the tribute agreement.

On January 6, 2023, following the satisfaction of conditions precedent, Caledonia completed the acquisition of Bilboes Gold that gave right to further evaluate and exploit the sulphide resources in addition to the oxide mining activities agreed in the tribute agreement.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

5	Tribute Arrangement and Mining Agreement and Bilboes Gold Limited acquisition (continued)

The acquisition of Bilboes Gold was classified as an asset and liability acquisition as there were no inputs, processes and outputs and it was not a business combination in terms of IFRS 3 Business Combinations.

Upon completion of the transaction on January 6, 2023, the initial consideration shares were issued, in the amount of 4,425,797 common shares, to the three sellers of Bilboes Gold Limited and the NSR agreement was signed.

The escrow consideration shares of 441,095 common shares of Caledonia were issued to one of the sellers in settlement of a separate commercial arrangement between its subsidiary and the holding company of another seller, and upon receipt by the Company of a “share adjustment notice” instructing the issue of the shares. The share adjustment notice was only issued once approval had been obtained from the Reserve Bank of Zimbabwe for such commercial arrangement. On March 30, 2023, the 441,095 common shares were issued after the share adjustment notice was received.

Deferred consideration shares of 256,152 common shares of Caledonia were issued to the sellers on April 11, 2023. Total consideration shares issued for the acquisition of Bilboes Gold amounted to 5,123,044 shares with the value of the consideration shares set at US$65.677 million. The value of the initial consideration shares issued is based on the last trading day's closing share price on NYSE American LLC before completion of US$12.82 per share.

Consideration paid	$'000

Equity issued	65,677
Initial consideration shares issued (4,425,797 at $12.82 per share)	56,739
Escrow shares issued (441,095 at $12.82 per share)	5,655
Deferred consideration shares issued (256,152 at $12.82 per share)	3,283

Bilboes oxide mine assets (pre-acquisition)	(872)
Prepayments - Bilboes pre-effective date costs	877
Total net consideration	65,682

Recognised amounts of identifiable assets and liabilities assumed (January 6, 2023)
Exploration and evaluation assets (note 17)	73,198
Inventories	70
Prepayments	5
Trade and other receivables	802
Cash and cash equivalents	54
Provisions	(4,466)
Trade and other payables - external	(3,943)
Lease liabilities	(28)
Income tax payable	(10)
65,682

Acquisition-related costs

Included in administrative costs is an amount of $3.1 million payable to two advisors on the successful completion of the Bilboes Gold acquisition.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Zimbabwean Government pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

●	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
●	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
●

sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

●	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders.  Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed an assessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10).  It was concluded that CHZ should consolidate Blanket Mine after the indigenisation.  The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

●	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
●	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
●

The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest.

●

The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.

●	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied.  The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective	NCI subject to	Balance of facilitation loan #
USD	Shareholding	interest & NCI recognised	facilitation loan	December 31, 2023	December 31, 2022
NIEEF	16%	3.2%	12.8%	8,489	9,414
Community Trust	10%	10.0%	0.0%	–	–
BETS ~	10%	-*	-*	4,908	5,612
	36%	13.2%	12.8%	13,397	15,026

*	The shares held by BETS are effectively treated as treasury shares (see above).
~	Accounted for under IAS19 Employee Benefits.
#	Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

6	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The balance on the facilitation loans is reconciled as follows:

	2023	2022

Balance at January 1	15,026	16,712
Interest incurred	259	580
Dividends used to repay loan	(1,888)	(2,266)
Balance at December 31	13,397	15,026

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding were as follows:

●	a $2 million payment on or before September 30, 2012;
●	a $1 million payment on or before February 28, 2013; and
●	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends.  The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021.  Future dividends to the Community Trust are unencumbered from the date the loan was settled in full.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

7	Capital management

When managing capital, the Group’s objectives are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital (refer to note 25), reserves (refer to note 26), accumulated other comprehensive income, retained loss, bank financing (refer to note 23) and non-controlling interests (refer to note 28).

	2023	2022

Total equity	264,192	193,459

The Group’s primary objective regarding its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, provide returns for shareholders, accommodate any rehabilitation provisions and pursue growth opportunities. It assesses its short term needs and funds these by available cash, overdrafts and short to medium term loans. Capital requirements for future project are evaluated on a case-by-case basis. As at December 31, 2023, there has been no change with respect to the overall capital risk management strategy.

8	Revenue

	Blanket			Bilboes	Total
	2023	2022	2021	*2023	2023	2022	2021

Revenue	140,615	142,082	121,329	5,699	146,314	142,082	121,329
Revenue - silver sales	114	116	122	4	118	116	122
Revenue - gold sales	140,501	141,966	121,207	5,695	146,196	141,966	121,207

Total ounces gold sold	73,482	80,094	68,617	3,050	76,532	80,094	68,617
Net work in progress (oz)	1,934	681	(1,141)	–	1,934	681	(1,141)
Gold produced (oz)	75,416	80,775	67,476	3,050	78,466	80,775	67,476
Tonnes milled	770,440	752,033	665,628	154,040	924,480	752,033	665,628
Grade (g/t)	3.25	3.56	3.36	1.15
Recovery (%)	93.8	93.8	93.9	54.0

Realised gold price ($/oz)	1,912	1,772	1,766	1,867	1,910	1,772	1,766

*	Bilboes Holdings was acquired on January 6, 2023. No production for 2022 and 2021.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

9	Production costs

	2023	2022	2020

Blanket Mine	69,591	62,998	53,126
Salaries and wages	25,042	23,037	20,609
Consumable materials	24,087	23,601	17,375
Consumable materials – COVID-19	–	311	297
Electricity costs	13,496	9,634	10,407
Safety	1,155	998	774
Cash-settled share-based expense (note 12.1(a))	637	853	692
On mine administration	2,783	2,736	1,806
Security	1,020	1,093	826
Solar operations and maintenance services	647	–	–
Obsolete inventory	283	563	36
Pre-feasibility exploration costs	441	172	304

Bilboes	13,118	–	–
Salaries and wages	2,796	–	–
Consumable materials	8,402	–	–
Electricity costs	553	–	–
Cash-settled share-based expense (note 12.1(a))	23	–	–
On mine administration	1,344	–	–

	82,709	62,998	53,126

10	Other expenses

	2023	2022	2021

Intermediated Money Transaction Tax*	1,266	1,378	799
COVID-19 donations	–	–	74
Community and social responsibility cost	1,504	898	1,167
Impairment of property, plant and equipment (note 18)	877	8,209	498
Impairment of exploration and evaluation assets (note 17)	–	467	3,837
Impairment Solar - VAT and duty receivables (note 21)	720	–	–
Bilboes pre-acquisition cost @	–	830	–
Expected credit losses on deferred consideration on the disposal of subsidiary	–	–	761
	4,367	11,782	7,136

*

Intermediated Money Transfer Tax ("IMTT”) is tax chargeable in Zimbabwe on transfer of physical money, electronically or by any other means, between two or more persons. IMTT is levied at a rate of 2% on RTGS$ denominated transactions and 1% on local foreign currency denominated transactions and outbound foreign payments.

@

Cost incurred by CHZ between the effective date (August 1, 2022) and the commencement date of the oxide mining operations (December 1, 2022) relating to administration and other general costs. These costs were incurred to maintain the operational integrity of the oxide mine and do not relate to direct costs of bringing the oxide mine to the location and condition necessary for it to be capable of operating in the manner intended by CHZ.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

11	Administrative expenses

	2023	2022	2021

Investor relations	576	663	439
Audit fee	396	294	267
Advisory services fees	4,406	1,459	614
Listing fees	749	512	609
Directors fees – Company	571	569	527
Directors fees – Blanket	61	56	51
Employee costs – salaries and bonusses	6,734	5,855	5,462
Employee costs – settlements	1,784	–	–
Other office administration cost	445	468	177
Information technology and communication cost – Group related	241	391	178
Management liability insurance	897	985	551
Travel costs	569	689	216
	17,429	11,941	9,091

12	Share-based payments

12.1	Cash-settled share-based payments
(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and, in recent awards, average normalised controllable cost per ounce of gold and a performance period of one to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2022: 93%-100%) average performance multiplier was used in calculating the estimated liability.

The liability as at December 31, 2023 amounted to $1,294 (December 31, 2022: $2,217). Included in the liability as at December 31, 2023 is an amount of $660 (2022: $853, 2021: $692) that was expensed and classified as production costs; refer to note 9.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units (continued)

The cash-settled share-based expense for PUs for the period amounted to $463 (2022: $609, 2021: $477). During the period PUs to the value of $351 were settled in share capital (net of employee tax) (2022:  $804, 2021: $Nil) with the employee tax portion recognised in profit or loss.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December 31:

	December 31, 2023		December 31, 2022
	RSUs	PUs	RSUs	PUs
Risk free rate	–	3.88%	3.88%	3.88%
Fair value (USD)	–	12.20	12.52	12.42
Share price (USD)	–	12.20	12.40	12.42
Performance multiplier percentage	–	93-100%	–	93-100%
Volatility	–	0.90	1.29	0.91

Share units granted:	RSUs	PUs	RSUs	PUs
Grant - January 11, 2019	–	–	–	95,740
Grant - March 23, 2019	–	–	–	28,287
Grant - June 8, 2019	–	–	–	14,672
Grant - January 11, 2020	17,585	69,678	17,585	114,668
Grant - March 31, 2020	–	696	–	1,971
Grant - June 1, 2020	–	–	–	1,740
Grant - September 9, 2020	–	697	–	1,611
Grant - September 14, 2020	–	5,300	–	20,686
Grant - October 5, 2020	–	230	–	514
Grant - January 11, 2021	–	56,244	–	78,875
Grant - April 1, 2021	–	–	–	770
Grant - May 14, 2021	–	964	–	2,389
Grant - June 1, 2021	–	1,310	–	1,692
Grant - June 14, 2021	–	398	–	507
Grant - August 13, 2021	–	–	–	2,283
Grant - September 1, 2021	–	–	–	553
Grant - September 6, 2021	–	458	–	531
Grant - September 20, 2021	–	460	–	526
Grant - October 1, 2021	–	1,016	–	2,530
Grant - October 11, 2021	–	450	–	500
Grant - November 12, 2021	–	1,846	–	1,998
Grant - December 1, 2021	–	900	–	936
Grant - January 11, 2022	–	75,198	–	96,359
Grant - January 12, 2022	–	825	–	825
Grant - May 13, 2022	–	2,040	–	2,040
Grant - June 1, 2022	–	1,297	–	1,297
Grant - July 1, 2022	–	2,375	–	2,375
Grant - October 1, 2022	–	2,024	–	2,024
Grant - April 7, 2023	–	79,521	–	–
Grant - May 15, 2023	–	581	–	–
Grant - June 1, 2023	–	617	–	–
Grant - June 7, 2023	–	572	–	–
Grant - August 10, 2023	–	5,514	–	–
Grant - September 1, 2023	–	1,617	–	–
Grant - October 3, 2023	–	14,258	–	–
RSU dividends reinvested	1,980	–	1,980	–
Settlements/terminations	(19,565)	(144,772)	–	(254,491)
Total awards outstanding	-	182,314	19,565	224,408

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

12	Share-based payments (continued)

12.2	Equity-settled share-based payments
(a)	EPUs

PUs which are classified as equity-settled (i.e. there is no option to vest in cash) (“EPUs”) have a performance condition based on gold production, average normalised controllable cost per ounce of gold and a performance period of three years. The number of EPUs that vest will be the relevant portion of the EPUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

EPUs have rights to dividends only after they have vested.

The shares issued are subject to a minimum holding period of until at least the first anniversary of the EPUs vesting date.

The fair value of the EPUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance percentage. At the reporting date it was assumed that there is a 100% probability that the performance conditions will be met and therefore a 100% performance multiplier was used in calculating the expense. The equity-settled share-based expense for EPUs as at December 31, 2023 amounted to $640 (2022: $417, 2021: $Nil).

The following assumptions were used in estimating the fair value of the equity-settled share-based payment  on:

Grant date	January 24, 2022	April 7, 2023
Number of units – remaining at reporting date	113,693	80,773
Share price (USD) - grant date	11.50	16.91
Fair value (USD) - grant date	10.15	15.33
Performance multiplier percentage at grant date	100%	100%

(b)	Share option programs

The maximum term of the options under the OEICP is ten years. Equity-settled share-based payments under the OEICP will be settled by physical delivery of shares. Under the OEICP the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company. At December 31, 2023 the Company had 20,000 options outstanding granted to the employees of 3PPB Plc (providing US investor relations services to Caledonia), P Chidley and P Durham in equal units each.

The fair value of share-based payments noted above was estimated using the Black-Scholes valuation model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value.

The equity-settled share-based expense relating to grants amounted to $Nil (2022: $67, 2021: $Nil).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

13	Net foreign exchange (loss) gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at  6,104.72 RTGS$ to 1 US Dollar as at December 31, 2023 (December 31, 2022:  684.33 RTGS$).  The US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

In June 2021 the RBZ announced that companies that are listed on the Victoria Falls Stock Exchange (“VFEX”) will receive 100% of the revenue arising from incremental production in US Dollars. Blanket has subsequently received confirmation that the “baseline” level of production for the purposes of calculating incremental production is 148.38 Kg per month (approximately 57,000 ounces per annum). The payment of the increased US Dollars proceeds for incremental production was applied from July 1, 2021. In December 2021, Caledonia obtained a secondary listing on the VFEX and Blanket received all amounts due in terms of that revised policy. The CMCL listing on the VFEX enabled Blanket to receive approximately 72.74% of its total revenue in US Dollars and the balance in RTGS$.

On February 3, 2023, the RBZ issued Exchange control directive RY002/2023 stating that with effect from February 6, 2023, the US$ export retention threshold across all sectors, including companies listed on the VFEX, had been standardized to 75% of export proceeds. The incremental export incentive scheme was also discontinued with effect from February 1, 2023.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the consolidated statement of profit or loss.

	2023	2022	2021

Unrealised foreign exchange gain	4,217	12,736	2,755
Realised foreign exchange loss*	(6,767)	(8,325)	(1,571)
Net foreign exchange (loss) gain	(2,550)	4,411	1,184

*	Realised foreign exchange losses were predominantly recognised on bullion sales receivables, bank balances and RTGS$ VAT.
**

After December 31, 2023 the RTGS$:USD conversion rate devalued from RTGS$ 6,105:USD 1 to RTGS$ 20,945:USD 1 on March, 25 2024. The devaluation in the exchange rate will devalue RTGS$-denominated monetary assets in quarter 1, of 2024.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

14	Derivative financial instruments

The fair value of derivative financial instruments not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available. The company did not apply hedge accounting to the derivative financial instruments and all fair value losses were recorded in the consolidated statements of profit or loss and other comprehensive income.  Transaction costs are recognised in profit or loss as incurred.

Derivative financial instrument expenses		2023	2022	2021

Put options	14.1(a)	1,097	38	–
Gold purchase options	14.2(a)	22	–	–
Gold loan	14.2(b)	–	(228)	21
Call options (December 13, 2021)	14.2(b)	–	(240)	–
Cap and collar options and Call options	14.2(c)	–	832	114
Call options transaction costs (March 9, 2022)	14.2(c)	–	796	–
Gold exchange-traded fund ("Gold ETF")		–	–	105
		1,119	1,198	240
Cash flows arising from investing activities
Acquisition of Put options	14.1(a)	(946)	(478)	–
Proceeds from derivative financial liabilities – Gold purchase options	14.2(a)	178	–	–
Proceeds from derivative financial assets - Gold ETF		–	–	1,066
		(768)	(478)	1,066

Cash flows arising from financing activities
Gold loan (repayment) proceeds	14.2(b)	–	(3,698)	2,752
Call options (December 13, 2021) proceeds	14.2(b)	–	–	208
Call options (March 9, 2022) acquisition	14.2(c)	–	(176)	–
Call options (March 9, 2022) proceeds	14.2(c)	–	416	–
		–	(3,458)	2,960

14.1	Derivative financial assets

		2023	2022

Put options	14.1(a)	88	440
		88	440

(a)	Put options

On December 19, 2023 the Company purchased put options to hedge 12,000 ounces of gold over a period of three months from January to March 2024 at a strike price of $1,950.

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce.

On May 22, 2023 the Company purchased put options to hedge 28,000 ounces of gold over a period of seven months from June to December 2023 at a strike price of $1,900.

On December 22, 2022 the Company purchased put options to hedge 16,672 ounces of gold over a period of five months from December to May 2023 at a strike price of $1,750.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

14	Derivative financial instruments (continued)

14.1	Derivative financial assets (continued)
(a)	Put options (continued)

The put options (together “the Put options”) were classified as level 1 in the fair value hierarchy.

On March 7, 2024 the Company purchased put options to hedge 12,000 ounces of gold over a period of three months from April to June 2024 at a strike price of $2,050.

14.2	Derivative financial liabilities

		2023	2022

Gold purchase options	14.2(a)	–	–
Gold loan	14.2(b)	–	–
Call options (December 13, 2021)	14.2(b)	–	–
Cap and collar options and Call options	14.2(c)	–	–
		–	–

(a)	Gold purchase options

On September 29, 2023 and October 6, 2023 the Company purchased two gold purchase options of 1,000 ounces each at a market price of $1,875 and $1,841 per ounce. The gold purchase options were purchased when the gold price was below $1,900 per ounce at the date of gold revenue delivery. This was done to match the expiry date of the Call options expiring on October 26, 2023 with the date of the gold sales from Blanket, by buying the gold options, in the event that the gold price was below $1,900 at date of pricing of the gold revenue sales by Blanket. Proceeds of $178 were received in October 2023 on in the money options exercised.

(b)	Gold loan and Call options

On December 13, 2021 the Company entered into two separate gold loan and option agreements with Auramet International LLC (“Auramet”).

In terms of the agreements the Group:

●	received $3 million less transaction costs from Auramet at inception of the gold loan agreement (the “Gold loan”);

●	is required to make two deliveries of 925 ounces each on May 31, 2022 and June 30, 2022 in repayment of the Gold loan or pay the equivalent in cash; and

●	granted call options (the “Call options”) on 6,000 ounces to Auramet with a strike price of $2,000 per ounce, expiring monthly in equal monthly tranches from June 30, 2022 to November 30, 2022.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

14	Derivative financial instruments (continued)

14.2	Derivative financial liabilities (continued)
(b)	Gold loan and Call options (continued)

Accounting for the Gold loan and the Call options transactions:

●	At inception the fair value of the Gold loan was calculated at the amount received less the fair value of the Call options.
●	As at March 31, 2022 the fair value of the gold loan was calculated by discounting the fair value of the gold deliveries at a forward rate of $1,833 due by a market related discount rate.
●	At inception and at March 31, 2022 the Call options were valued at the quoted prices available from the CME Group Inc. at each respective date.
●	Differences in the fair values were accounted for as Fair value losses on derivative financial instruments in the consolidated statement of profit or loss and other comprehensive income.
●	The Call options were classified as level 1 in the fair value hierarchy and the Gold loan as level 2.
●	Derivative liabilities are not designated as hedging instruments.

Proceeds received under the Gold loan and Call options agreements were allocated as follows:

December 13, 2021
Net proceeds received	2,960
Fair value of Call options	208
Fair value of Gold loan	2,752

The Gold loan was settled in full on June 30, 2022.    The remaining Call options, outstanding as at September 30, 2022, expired on October 31, 2022 and November 30, 2022.

(c)	Cap and collar options and Call options

On February 17, 2022 the Company entered into a zero cost contract to hedge 20,000 ounces of gold over a period of 5 months from March to July 2022. The hedging contract had a cap of $1,940 and a collar of $1,825 over 4,000 ounces of gold per month expiring at the end of each month over the 5-month period.

On March 9, 2022 in response to a very volatile gold price the Company purchased a matching quantity of Call options at a strike price above the cap at a total cost of $796 over 4,000 ounces of gold per month at strike prices of $2,100 per ounce from March 2022 to May 2022 and $2,200 per ounce from June 2022 to July 2022 in order to limit margin exposure and reinstate gold price upside above the strike price.

In April, 2022 Auramet and the Company each purchased matching quantities of Call options at a net settlement cost to the Company of $176 over 2,400 ounces of gold per month at strike prices of $1,886 and $1,959.50 respectively. These options were purchased to hedge against a short term increase in the gold price for the last week of April 2022. At the 2022 year end both these options expired.

The Cap and collar options and Call options were classified as level 1 in the fair value hierarchy.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

15	Finance income and finance cost

	2023	2022	2021

Finance income received - Bank	39	17	14

Unwinding of rehabilitation provision (note 29)	109	132	–
Finance cost - Leases (note 19)	22	31	24
Zimbabwe Electricity Supply Authority interest	68	–	226
Finance cost – Overdraft and term loans	1,657	192	86
Finance cost - Motapa loan notes payable (note 30.1)	619	302	–
Finance cost - Solar loan notes payable (note 30.2)	549	–	–
Finance cost - Term loan	–	–	56
Finance cost - Capitalised to property, plant and equipment (note 18)	–	–	(17)
	3,024	657	375

Refer to note 23 for finance costs paid on overdrafts and term loans. Refer to note 30 for finance costs paid on loan notes.

16	Tax expense

	2023	2022	2021
Tax recognised in profit or loss

Current tax	7,642	9,932	9,051
Income tax - current year	4,821	8,707	8,769
Income tax - change in tax estimate	1,944	(46)	(168)
Withholding tax - current year	867	1,271	450
Acquisition of Bilboes Gold tax liability (note 5)	10	-	-

Deferred tax expense	5,168	6,838	5,806
Origination and reversal of temporary differences	5,168	6,838	5,806

Tax expense – recognised in profit or loss	12,810	16,770	14,857

Tax recognised in other comprehensive income
Income tax - current year	-	-	-

Tax expense	12,810	16,770	14,857

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Unrecognised deferred tax assets

	2023	2022	2021

Bilboes Holdings (Private) Limited*	4,447	-	-
Caledonia Holdings Zimbabwe (Private) Limited – mining	2,942	-	-
Caledonia Holdings Zimbabwe (Private) Limited - services	1,805	1,805	1,205
Blanket Employee Trust Services (Private) Limited	260	227	130
Caledonia Mining Services (Private) Limited	-	69	5
Greenstone Management Services (Pty) Ltd (UK) @	144	176	139
Tax losses carried forward	9,598	2,277	1,479

Taxable losses do not expire for the entities incurring taxable losses within the Group, unless the entities cease trading. Tax losses carried forward relate to Caledonia Holdings Zimbabwe (Private) Limited and Bilboes Holdings (Private) Limited.  Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

*	Assessed losses of Bilboes of $3,763 was acquired during 2023.
@	Assessed losses of Greenstone Management Services (Pty) Ltd (UK) are not carried over and reset to zero each year.

Tax paid	2023	2022	2021

Net income tax payable at January 1	(1,284)	(1,461)	(419)
Current tax expense	(7,642)	(9,932)	(9,051)
Acquisition of Bilboes Gold tax liability (note 5)	(10)	–	–
Foreign currency movement	840	3,243	583
Tax paid	9,206	6,866	7,426
Net income tax receivable/ (payable) at December 31	1,110	(1,284)	(1,461)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Reconciliation of tax rate

Profit for the year	(618)	22,866	23,142
Total tax expense	12,810	16,770	14,857
Profit before tax	12,192	39,636	37,999

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate differences in foreign jurisdictions (2)	5,808	12,600	11,847
Effect of income tax calculated in RTGS$ as required by PN26 (3)	-	713	590
Management fee – withholding tax on deemed dividend portion	398	247	342
Management fee – non-deductible deemed dividend	675	735	611
Management fee – withholding tax - current year	169	174	148
Withholding tax on intercompany dividends	300	850	-
Non-deductible expenditure
- Donations	318	269	311
- Other non-deductible expenditure	37	1,613	904
Unrealised foreign exchange gains	(642)	(1,322)	(614)
Change in tax estimates
- Zimbabwean income tax	1,891	-	(166)
- South African income tax	53	(46)	(2)
Change in unrecognised tax losses	3,803	937	886
Tax expense - recognised in profit or loss	12,810	16,770	14,857

(1)	The tax rate in Jersey, Channel Islands is 0% (2022: 0%, 2021: 0%).
(2)

The effective tax rate of 105.07% (2022: 42.31%) exceeds the statutory tax rates of subsidiaries of the Company, as certain expenditures are incurred by the Company that are not tax-deductible against taxable income in Zimbabwe and South Africa, where the enacted tax rates are 24.72% (2022: 24.72%) and 27.00% (2022: 28%) respectively.

(3)

In 2019 ZIMRA issued PN26 that was affected retrospectively from February 22, 2019. The public notice provided clarity on Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, which required that the calculation of taxable income be performed in RTGS$ and that the payment of the tax be in the ratio of the currency that the taxable income and revenue is earned. The reconciling item reconciled the profit before tax calculated using US Dollars as the functional currency of the Zimbabwean entities to taxable income calculated in RTGS$. PN26 was superseded by Section 37AA of the Income Tax Act [Chapter 23:06] of Zimbabwe, which requires taxpayers to submit separate tax returns where any part of the income from trade or investment is earned in foreign currency. Section 37AA stated that the calculation of taxable income be expressed in foreign currency and RTGS$ and that the payment of the tax payable be made proportionately to reflect the percentage share of income earned in all foreign currencies and the percentage earned in Zimbabwe dollars. The section further provides that the RTGS$ should be converted to US$ using the average auction rate of exchange for the year of assessment, with the same being applicable to US$ amounts that need to be converted to RTGS$.

On November 30,2023, the Zimbabwean Government announced in the 2024 National Budget Statement that the income tax rate will increase from 24.72% to 25.75% with effect from January 1, 2024. This was gazetted into law on December 30, 2023.

The South African Government announced in the 2021 National Budget Statement that the income tax rate will be reduced from 28.00% to 27.00% for the years of assessment ending on and after March 31, 2023.  This resulted in a change in the estimated deferred tax asset.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

16	Tax expense (continued)

Recognised deferred tax assets and liabilities

	Assets		Liabilities		Net
	2023	2022	2023	2022	2023	2022
Property, plant and equipment	-	-	(6,348)	(6,323)	(6,348)	(6,323)
Exploration and evaluation assets	-	-	(146)	(2)	(146)	(2)
Inventories – obsolete stock	65	(163)	-	-	65	(163)
Prepayments	-	-	(9)	(5)	(9)	(5)
Unrealised foreign exchange	-	733	-	-	-	733
Trade and other payables	190	814	-	-	190	814
Provisions	204	25	-	-	204	25
Other	66	-	-	-	66	-
Tax assets/ (liabilities)	525	1,409	(6,503)	(6,330)	(5,978)*	(4,921)*

*

The net deferred tax liability consists of a deferred tax asset of $153 (2022: $202) from the South African operation and a net deferred tax liability of $6,131 (2022: $5,123) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset.  The amounts are presented as part of non-current assets and non-current liabilities in the statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2023	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2023
Property, plant and equipment	(6,323)	(5,737)	5,712	(6,348)
Exploration and evaluation assets	(2)	-	(144)	(146)
Inventories – obsolete stock	(163)	90	138	65
Prepayments	(5)	(5)	1	(9)
Unrealised foreign exchange	733	-	(733)	-
Trade and other payables	814	(111)	(513)	190
Provisions	25	529	(350)	204
Other	-	66	-	66
Tax (liabilities)/ assets	(4,921)	(5,168)	4,111	(5,978)

	Balance January 1, 2022	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2022
Property, plant and equipment	(9,328)	(8,560)	11,565	(6,323)
Exploration and evaluation assets	(47)	10	35	(2)
Inventories - obsolete stock	3	(295)	129	(163)
Prepayments	(10)	4	1	(5)
Unrealised foreign exchange	499	1,179	(945)	733
Trade and other payables	989	794	(969)	814
Provisions	54	30	(59)	25
Tax (liabilities)/ assets	(7,840)	(6,838)	9,757	(4,921)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets

	Bilboes Gold	Motapa	Maligreen	Connemara North	GG	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2022	–	–	4,196	463	3,618	290	16	65	8,648
Acquisition costs:
- Mining claims acquired	–	7,844	–	–	–	–	–	–	7,844
Exploration costs:
- Consumables and drilling	–	–	1,170	–	36	–	–	–	1,206
- Contractor	–	–	–	4	–	–	–	–	4
- Labour	–	–	260	–	37	–	11	–	308
- Power	–	–	–	–	32	4	–	–	36
Impairment *	–	–	–	(467)	–	–	–	–	(467)
Balance at December 31, 2022	–	7,844	5,626	–	3,723	294	27	65	17,579

Balance at January 1, 2023	–	7,844	5,626	–	3,723	294	27	65	17,579
Acquisition costs:
- Bilboes Gold	73,198	–	–	–	–	–	–	–	73,198
Decommissioning asset estimation adjustment	–	1,466	152	–	–	–	–	–	1,618
Exploration costs:	–	–	–	–	–	–	–	–
- Consumables and drilling	–	903	102	–	–	–	–	–	1,005
- Contractor	–	2	–	–	–	–	–	–	2
- Labour	–	377	111	–	–	–	–	–	488
- Power	–	–	7	–	–	–	–	–	7
- Other	375	–	–	–	–	–	–	–	375
Balance at December 31, 2023	73,573	10,592	5,998	–	3,723	294	27	65	94,272

*

Caledonia completed sufficient work to establish that the potential orebody at the Connemara North property would not meet Caledonia’s requirements in terms of size, grade and width.  Accordingly, Caledonia did not exercise the option to acquire the property.  The costs have been impaired to $Nil.

Non cash acquisitions of exploration and evaluation assets consist of Bilboes acquisition ($73,198), decommissioning ($1,618) and Bilboes lease right use of asset ($40).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)

(a)	Bilboes Gold

Refer to note 5 for more information on the acquisition of the Bilboes Gold sulphide exploration and evaluation project.

(b)	Motapa

On November 1, 2022 Caledonia entered into a share purchase agreement with Bulawayo Mining Company Limited (“Bulawayo Mining”) to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”) (“Share Purchase Agreement”).

Caledonia considers Motapa to be highly prospective and strategically important to its growth ambitions in Zimbabwe in terms of both location and scale. Motapa is a large exploration property which is contiguous to the Bilboes gold project.

The Motapa asset has been mined throughout most of the second half of the 20th century, Caledonia understands that during this period the region produced as much as 300,000 ounces of gold. Whilst none of the mining infrastructure remains, the evidence of historical mining will provide guidance to our exploration team in best understanding the prospectivity of the region.

The acquisition was accounted for as an asset acquisition as the net assets acquired do not meet the definition of a business. The purchase price of the net assets acquired was allocated to exploration and evaluation assets based on management’s estimation of the fair value at acquisition.

The initial purchase price of $1 million was paid on November 1, 2022. Stamp duties of $41 were paid on November 9, 2022. There were no liabilities assumed with the acquisition of Motapa and Arraskar. The remainder of the purchase price was settled by way of loan notes (refer to note 30.1).  The final settlement was made on July 3, 2023.

(c)	Maligreen

On November 3, 2021 the mining claims over the Maligreen project (“Maligreen”), a property situated in the Gweru mining district in the Zimbabwe Midlands, were transferred to Caledonia Holdings Zimbabwe (Private) Limited for a total cash consideration of US$4 million.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

●	An estimated 60,000 meters of diamond core and percussion drilling

●	3.5 tonnes of bulk metallurgical test work

●	Aeromagnetic and ground geophysical surveys

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

17	Exploration and evaluation assets (continued)
(c)	Maligreen (continued)

On November 7, 2022 the Company published an announcement and an updated technical report on SEDAR updating the estimated mineral resources at Maligreen. The report has an effective date of September 30, 2022 and estimates measured and indicated mineral resources of 8.03 million tonnes at a grade of 1.71g/t containing approximately 442,000 ounces of gold and inferred mineral resources of 6.17 million tonnes at a grade of 2.12g/t containing approximately 420,000 ounces of gold. The upgrade to the mineral resources at Maligreen improves the geological confidence of approximately half the mineral resources from inferred to measured and indicated mineral resources from the previous mineral resources statement.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment

Cost	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant&	Total
Balance at January 1, 2022	14,435	543	73,914	35,476	64,319	1,342	3,169	1,940	195,138
Additions*	–	–	–	31,711	3,049	243	147	12,198	47,348
Impairments@	–	–	(8,518)	–	(998)	–	–	–	(9,516)
Reallocations between asset classes	759	–	15,886	(20,734)	4,089	–	–	–	–
Acquisition of Bilboes oxide assets (Tribute) (note 5)	–	–	872	–	–	–	–	–	872
Foreign exchange movement	–	(18)	–	–	26	(22)	(2)	–	(16)
Balance at December 31, 2022	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826

Balance at January 1, 2023	15,194	525	82,154	46,453	70,485	1,563	3,314	14,138	233,826
Additions*	–	–	–	28,276	538	335	294	163	29,606
Impairments~	–	–	(872)	–	(36)	–	–	–	(908)
Disposals	–	–	–	–	(33)	–	–	–	(33)
Reallocations between asset classes	1,492	–	37,116	(39,099)	491	–	–	–	–
Reallocate to assets held for sale	–	–	–	–	–	–	–	(14,301)	(14,301)
Foreign exchange movement	–	(24)	–	(2)	–	(37)	(3)	–	(66)
Balance at December 31, 2023	16,686	501	118,398	35,628	71,445	1,861	3,605	–	248,124

*	Included in additions is the change in estimate for the decommissioning asset of $1,962 (2022: ($468))
@

Included in the 2022 impairments are development asset costs of $8,518 that predominantly relates to prospective areas above 750 meters at Blanket which are not included in the LoMP.  Also included in the 2022 impairments are generator cost of $791 and loader bottom decks at a cost of $101; these assets were no longer in working condition.  The carrying amount for these impaired assets were impaired to $Nil.

&

The solar plant was fully commissioned on February 2, 2023 and the sale agreement between Caledonia Mining Corporation Plc and Caledonia Mining Services (Private) Limited was concluded for the sale of the solar plant.  Depreciation on the solar plant commenced on February 2, 2023 and the power purchase agreement, between Caledonia Mining Services (Private) Limited and Blanket Mine, became effective. From September 28, 2023 the solar plant is classified as held for sale.

In December 2022, the Caledonia board approved a proposal for Caledonia Mining Services (Private) Limited (which owns the solar plant) to issue loan notes pursuant to a loan note instrument (“bonds”) up to a value of $12 million. The decision was taken in order to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market.  Refer to note 30.2 for more information on these loan notes.

~

On June 27, 2023 the decision was taken to place the Bilboes oxide mine on care and maintenance as the cost related to removing the waste and accessing the orebody could exceed the benefit from the gold revenues to be received. The impairment loss that was recognised amounted to a carrying value of $851 on impairing the Bilboes oxide asset classified under mine development, infrastructure and other. Mining and metallurgical processing continued at the Bilboes oxide mine until the end of September 2023 when the contract miner's notice period came to an end. Leaching of material that has already been deposited on the leach pad will continue while the revenue from these activities contributes to the cost of the asset. Oxide mining and processing will resume when the stripping of the waste for the sulphide project commences and can be economically justified.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Right of use assets	Mine development, infrastructure and other	Assets under construction and decommissioning assets	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2022	7,335	97	8,910	600	25,505	958	2,631	–	46,036
Depreciation for the year	1,015	137	3,990	93	4,527	163	216	–	10,141
Accumulated depreciation - impairments	–	–	(532)	–	(775)	–	–	–	(1,307)
Foreign exchange movement	–	(4)	–	–	–	(21)	(2)	–	(27)
Balance at December 31, 2022	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843

Balance at January 1, 2023	8,350	230	12,368	693	29,257	1,100	2,845	–	54,843
Depreciation for the year	1,012	124	5,459	93	6,573	185	258	782	14,486
Accumulated depreciation for assets reallocated to assets held for sale	–	–	–	–	–	–	–	(782)	(782)
Accumulated depreciation - impairments	–	–	(21)	–	(10)	–	–	–	(31)
Foreign exchange movement	–	(9)	–	–	–	(30)	(2)	–	(41)
Balance at December 31, 2023	9,362	345	17,806	786	35,820	1,255	3,101	–	68,475

Carrying amounts
At December 31, 2022	6,844	295	69,786	45,760	41,228	463	469	14,138	178,983
At December 31, 2023	7,324	156	100,592	34,842	35,625	606	504	–	179,649

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

(a)	Impairment considerations

At year end management identified indicators of impairment at the Blanket CGU. The Blanket CGU excluded the Solar plant that is classified as held for sale at December 31, 2023. No impairment indicators were identified at other CGUs nor at a consolidated level, excluding the Blanket CGU. In calculating the recoverable amount, of the Blanket CGU, the recoverable amount significantly exceeded the carrying value. Management used the following assumptions as their best estimate:

●	Gold price per ounce ranging from $1,748 to $2,034.
●	Life of mine (“LoM”) to 2041 (that is inclusive of inferred resources and it based on an internal estimate representing management’s best estimate of the LoM inclusive of the latest drilling results).
●	grade ranging between 3.14g/t to 3.29g/t.
●	Production ounces between 77,822 and 81,446 per annum over the LoM.
●	On mine cost of between $892 to $1,427 (real) over the LoM.
●	Peak capex of $30.8 million.
●	Weighted average cost of capital of 15.4%.
●	Income tax of 25.75% on taxable income.

Items of property, plant and equipment are depreciated over the LoM, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2018. The pay limit is 2.10 g/t (2022: 2.10 g/t) while the recovered grade has ranged from 2.96 g/t to 3.24 g/t over the period. All-in-sustaining-cost has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

(b)	Change in estimate

In April 2023 management performed an operational efficiency review of its mining related equipment, which resulted in changes in the expected useful life of some of the assets included under mine, development, infrastructure and other and plant and equipment asset classes.

(i)	Mine, development, infrastructure and other

In August 2015 the Blanket Mine announced the construction of a new central shaft going down to 1,200m from surface, providing access for horizontal development in two directions on three levels below 750m. The aim was to increase production to annual levels of 75,000 to 80,000 ounces per year and extend the LoM. The Company commissioned the central shaft in the first quarter of 2021.This shaft is used for hoisting ore and people. Prior to commissioning of the central shaft, men were hoisted through the existing Jethro shaft which was constructed around 2009. With the commissioning of the central shaft, there will be a gradual decrease in the usage of the Jethro shaft for hoisting until decommissioning. The Jethro shaft is expected to be decommissioned in March 2025.  Future economic benefits are expected to flow to the entity until the shaft is decommissioned.

The Company estimates Blanket will produce 160,000 ounces until the Jethro shaft is decommissioned, previously estimated over the LoM.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

(b)	Change in estimate

(ii)	Plant and equipment

In carrying out a comprehensive asset’s useful life assessment, the following factors were considered in determining the useful life of an asset:

●

expected physical wear and tear, which depends on operational factors such as the number of shifts for which the asset is to be used, the current repair and maintenance programme, and the care and maintenance of the asset while idle; and

●	the expected usage of the asset.

An analysis of the various asset categories for which exceptions were identified during the assessment process are generators, load haul dump machines (“LHDs”), dump trucks, rock breakers and drill rigs.  Previously estimated with a ten-year useful life, this plant and equipment is now estimated to have a useful life of five years from April 1, 2023.

Notwithstanding any future addition to the above-mentioned assets, the effect of the change in useful life on actual and expected depreciation expense, effective for the year ended December 31, 2023, is as follows:

Increase in depreciation expense from April 1, 2023 to December 31, 2023
Mine, development, infrastructure and other	856
Plant and equipment	1,302
2,158

The above results are a change in estimates and applied prospectively from April 1, 2023.

(c)	Non-cash items excluded from acquisition of property, plant and equipment:

	2023	2022

Net property, plant and equipment included in prepayments	329	(4,445)
Net property, plant and equipment included in trade and other payables	583	(1,876)
Bilboes oxide project payable (note 29)	–	(872)
Change in estimate for decommissioning asset - adjustment capitalised in property, plant and equipment (note 18)	(1,962)	468
	(1,050)	(6,725)

(d)	Capital commitments

The amount of contractual commitment for the acquisition of property, plant and equipment at December 31, 2023 amounted to $2,035 (2022: $4,066).

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

19	Leases

Leases as lessee

The Group leases administrative offices. The leases, which the Group normally enters into, typically run for a period of 3 to 6 years, with an option to renew the lease after that date. Three leases for the administrative offices expire in 2024 and one lease in 2025.

Information about leases for which the Group is a lessee is presented below.

i)	Amounts recognised in the statement of financial position

Right of use assets

Right of use assets related to leased properties are presented as part of property, plant and equipment (refer to note 18).

	2023	2022

Balance at January 1	295	446
Depreciation	(124)	(137)
Foreign currency movement	(15)	(14)
Balance at December 31	156	295

Lease liabilities

	2023	2022

Balance at January 1	313	465
Additions to lease liability	67	-
Finance cost	22	31
Lease payments	(184)	(150)
Foreign currency movement	(10)	(33)
Balance at December 31	208	313

ii)	Amounts recognised in profit or loss

	2023	2022	2021

Finance cost on lease liabilities (note 15)	22	31	24
Unrealised foreign exchange gain	(5)	19	1
Depreciation (note 18)	124	137	115
	141	187	140

iii)	Amounts recognised in statement of cash flows

	2023	2022	2021

Total cash outflow for leases - principal	162	119	105
Total cash outflow for leases - finance cost	22	31	24
Total cash outflow for leases - payments	184	150	129

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

19	Leases (continued)

iv)	Maturity of lease liabilities

The maturity of lease liabilities are as follows as at December 31:

	2023	2022

Less than one year	175	152
One to two years	42	150
Two to three years	–	40
Total lease payments	217	342
Finance cost	(9)	(29)
Present value of lease liabilities	208	313

20	Inventories

	2023	2022

Consumable stores*	18,001	17,645
Gold in progress @	2,303	689
	20,304	18,334

*	Included in consumables stores is an amount of ($1,793) (2022: ($1,510)) for provision for obsolete stock for items that are not compatible with plant and equipment currently in use.
@	Gold work in progress balance as at December 31, 2023 consists of 3,057 ounces (2022: 1,123 ounces).

21	Trade and other receivables

	2023	2022

Bullion sales receivable	5,403	7,383
VAT receivables	4,259	1,001
Solar - VAT and duty receivables*	–	720
Deposits for stores, equipment and other receivables	290	81
	9,952	9,185

The carrying value of trade receivables is considered a reasonable approximation of fair value and are short term in nature. No provision for expected credit losses was recognised in the current or prior period as none of the debtors were past due and there has been no doubtful debt on debtors (refer to note 33). Up to the date of approval of these financial statements all of the outstanding bullion sales receivable were settled in full. The Company offset VAT receivables equating to $3.9 million against liabilities due for other types of taxes administrated by the Zimbabwe Revenue Authority.

*

On December 7, 2021 a duty rebate on the importation of capital goods was granted to the Company in terms of the Customs and Excise General Regulations of 2001. However, the customs officials at Forbes Border Post rejected a rebate on solar cables despite presentation of a valid rebate letter. An appeal was made to the Commissioner of Taxes seeking the rebate and the outcome of the appeal was unfavourable.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

22	Prepayments

	2023	2022

Caledonia Mining South Africa (Proprietary) Limited (“CMSA”) suppliers	527	254
Blanket Mine third party suppliers	1,746	1,494
Bilboes third party suppliers	–	802
Solar prepayments	–	104
Bilboes pre-effective date costs	–	877
Other prepayments	265	162
	2,538	3,693

23	Cash and cash equivalents

	2023	2022

Bank balances	4,252	4,737
Restricted cash *	2,456	1,998
Cash and cash equivalents	6,708	6,735
Bank overdrafts and short term loans used for cash management purposes @	(17,740)	(5,239)
Net cash and cash equivalents	(11,032)	1,496

*

Cash of $2,456 (denominated in RTGS$) held by Blanket Mine was earmarked by Stanbic Bank Zimbabwe as a letter of credit in favour of CMSA. The letter of credit was issued by Stanbic Bank Zimbabwe on November 28, 2023 and settled in January, 2024. The cash on maturity was transferred to CMSA’s bank account, denominated in South African Rands.

@	Interest paid on bank overdraft was $1,657 (2022: $192).

	Date drawn	Expiry	Repayment term	Principal value	Balance drawn at December 31, 2023
Overdraft facilities and term loans
Stanbic Bank - RTGS$ denomination	September 2023	March 2024	On demand	RTGS$350 million	$Nil
Stanbic Bank - USD denomination	September 2023	March 2024	On demand	$4 million	$3.8 million
Ecobank - USD denomination	November 2022	December 2024	On demand	$5 million	$5 million
Nedbank Zimbabwe - USD denomination	December 2022	April 2024	On demand	$3.5 million	$3.4 million
Nedbank Zimbabwe term loan - USD denomination	April 2023	April 2024	On demand	$3.5 million	$3.5 million
CABS – USD denomination	August 2023	July 2024	On demand	$2 million	$2 million

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

24	Assets and liabilities associated with assets held for sale

	2023	2022
Non-current assets held for sale
Solar plant	13,519	–

Liabilities associated with assets held for sale
Site restoration liability	128	–

In the second quarter of 2023 management embarked on a marketing process to locate a buyer for the Company’s solar plant located next to Blanket Mine. Various offers were received and a counterparty with a non-binding offer was given exclusivity to further negotiate the sale of the plant after proving their ability to operate and fund solar plants of similar size and complexity. The offer was received from a reputable global renewable energy operator and management is in an advanced stage of executing agreements to sell the solar plant. It is proposed that the new owners will exclusively supply Blanket with electricity from the plant, on a take-or-pay basis and in doing so secure Blanket’s future power supply. This has the benefit of realising a cash profit on the sale of the plant and generate cash for reinvestment in our gold projects. In addition, management can focus on Caledonia’s core business of gold mining which yields higher returns to our shareholders.

On September 28, 2023 the Board approved management to negotiate the sale of the solar plant with the potential buyer. The assets were available for sale in their condition on September 28, 2023 and therefore met the criteria to be classified as held for sale.

Management determined the value at the carrying amount of $13,519 at September 28, 2023, as it was the lower of the fair value less cost to sell and the carrying amount. The proceeds of the disposal are expected to substantially exceed the carrying amount of the related net assets and accordingly no impairment losses have been recognised on the classification of the solar plant.  The asset was classified as property, plant and equipment before the reclassification to assets held for sale.

25	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares

	Number of fully paid shares	Amount
January 1, 2022	12,756,606	82,667
Shares issued:
- share-based payment - employees (note 12.1(a))	76,520	804
December 31, 2022	12,833,126	83,471
Shares issued:
- share-based payment - employees (note 12.1(a))	24,389	351
- equity raise*	1,207,514	15,569
- Bilboes Gold Limited acquisition (note 5)	5,123,044	65,677
December 31, 2023	19,188,073	165,068

*

Gross proceeds of $10,770 with a transaction cost of $846 were raised by issuing depository interests on the AIM of the London Stock Exchange

Gross proceeds of $5,850 with a transaction cost of $205 were raised by issuing depository receipts on the VFEX.

During quarter one of 2023, Mark Learmonth, Chief Executive Officer, and Toziyana Resources Limited, a company affiliated with Victor Gapare, executive Director of the Company, subscribed for 3,587 and 11,000 depositary interests respectively in the equity raise.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

26	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans (refer to note 12) and equity instruments issued to Blanket’s indigenous shareholders under Blanket Mine’s Indigenisation Transaction (refer note 6).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 to be able to commence dividend payments.

Reserves

	2023	2022

Foreign currency translation reserve	(10,409)	(9,787)
Contributed surplus	132,591	132,591
Equity-settled share-based payment reserve	15,637	14,997
Total	137,819	137,801

27	Earnings per share

Weighted average number of shares – Basic earnings per share

(in number of shares)	2023	2022	2021

Issued shares at the beginning of year (note 25)	12,833,126	12,756,606	12,118,823
Weighted average shares issued	5,792,435	74,214	51,462
Weighted average number of shares at December 31	18,625,561	12,830,820	12,170,285

Weighted average number of shares - Diluted earnings per share
(in number of shares)	2023	2022	2021

Weighted average at December 31	18,625,561	12,830,820	12,170,285
Effect of dilutive options	6,550	6,482	6,933
Weighted average number of shares (diluted) at December 31	18,632,111	12,837,302	12,177,218

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 13,450 (2022: 13,518, 2021: 18,842) were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to $Nil (2022: $Nil, 2021: $Nil) options.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

27	Earnings per share (continued)

The calculation of total basic and diluted earnings per share for the year ended December 31, 2023 was calculated as follows:

	2023	2022	2021

Profit for the year attributable to owners of the Company (basic and diluted)	(4,198)	17,903	18,405
Blanket Mine Employee Trust Adjustment	(346)	(517)	(326)
Profit attributable to ordinary shareholders (basic and diluted)	(4,544)	17,386	18,079
Basic earnings per share - $	(0.24)	1.36	1.49
Diluted earnings per share - $	(0.24)	1.35	1.48

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings are calculated on the basis that the unpaid ownership interests of Blanket Mine’s indigenous shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to the indigenous shareholders and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value, is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of the NIEEF shareholding was anti-dilutive (i.e., the value of the options was less than the outstanding loan balance).  Accordingly, there was no adjustment to fully diluted earnings attributable to shareholders.

28	Non-controlling interest

Blanket Mine’s (incorporated in Zimbabwe) NCI share is recognised at an effective share and voting rights of 13.2% (2022: 13.2%, 2021: 13.2%) based on summarised results as follows:

	2023	2022	2021

Current assets	33,126	30,397	33,634
Non-current assets	188,134	172,611	154,003
Current liabilities	(10,277)	(9,583)	(17,261)
Non-current liabilities	(10,901)	(8,062)	(11,535)
Net assets of Blanket Mine (100%)	200,082	185,363	158,841

Carrying amount of NCI of 13.2% (2022: 13.2%, 2021: 13.2%)	24,477	22,409	19,260

Revenue	146,314	142,082	121,329
Profit after tax	27,215	38,389	35,911
Total comprehensive income of Blanket Mine (100%)	27,215	38,389	35,911

Profit allocated to NCI of 13.2% (2022: 13.2%, 2021: 13.2%)	3,580	4,963	4,737
Dividend allocated to NCI of 13.2% (2022: 13.2%, 2021: 13.2%)	(1,512)	(1,814)	(2,001)

Net cash inflow from operating activities	28,087	50,048	41,489
Net cash outflow from investing activities	(28,146)	(37,798)	(29,850)
Net cash outflow from financing activities	(5,017)	(16,506)	(12,817)
Net cash outflow	(5,076)	(4,256)	(1,178)

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

29	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and projects and represent the site and environmental restoration costs, estimated to be paid as a result of mining activities or previous mining activities. For the Blanket Mine site restoration costs are capitalsed in property, plant and equipment with an increase in the provision at the net present value of the estimated future and inflated cost of site rehabilitation. Subsequently the capitalized cost are amortised over the life of the mine and the provision is unwound over the period to estimated restoration. For properties in the exploration and evaluation phase, such as the Bilboes, Maligreen and Motapa projects, site restoration costs are capitalised in exploration and evaluation assets with an increase in the provision at the undiscounted value of the estimated cost of site rehabilitation. Subsequently the costs capitalised are not amortised and the provision is not unwound.

Reconciliation of site restoration provision	2023	2022

Blanket Mine
Balance January 1	2,823	3,159
Unwinding of discount (note 17)	109	132
Change in estimate (Blanket Mine) (note 18)	1,834	(468)
Balance December 31	4,766	2,823

Motapa, Maligreen and Bilboes
Balance January 1	135	135
Change in estimate (Motapa) (note 17)	1,466	–
Change in estimate (Maligreen) (note 17)	152	–
Acquisition - (Bilboes) (note 5)	4,466	–
Balance December 31	6,219	135

Total balance December 31	10,985	2,958

Current	–	–
Non-current	10,985	2,958
	10,985	2,958

The discount rate in calculating the present value of the Blanket Mine provision is 4.14% (2022: 4.14%) and is based on a risk-free rate and cash flows are estimated at an average 2.40% inflation (2022: 2.40%). The gross rehabilitation costs, before discounting, amounted to $5,629 (2022: $3,137) for Blanket Mine as at December 31, 2023.

The undiscounted gross rehabilitation costs for exploration and evaluation assets as at December 31, 2023, amounted to $4,466 (2022: $Nil) for Bilboes Holdings, $1,466 (2022: $Nil) for Motapa and $287 (2022: $135) for Maligreen.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

29	Provisions (continued)

(a)	Change in estimate

Amounts recorded for restoration and rehabilitation provision require management to estimate the future costs the Group will incur to complete the reclamation and remediation work required to comply with applicable laws and regulations as well as taking into consideration the timing of the reclamation activities and estimated discount rate.  Future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Group. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs.

(i)	Motapa and Maligreen

Management performed a revised rehabilitation liability cost estimate during the fourth quarter of 2023.

The revised provision estimate of Motapa and Maligreen were capitalised as exploration and evaluation assets. The effect of the change in estimation was as follows:

Increase in provision as at December 31, 2023
Motapa	1,466
Maligreen	152
1,618

30	Loan note instruments

Loan note instruments - finance costs		2023	2022

Motapa loan notes	30.1	619	302
Solar loan notes	30.2	549	–
		1,168	302

Loan note instruments - financial liabilities		2023	2022

Motapa loan notes	30.1	–	7,104
Solar loan notes	30.2	7,112	–
		7,112	7,104

Current		665	7,104
Non-current		6,447	-
		7,112	7,104

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

30	Loan note instruments (continued)

30.1	Motapa loan notes payable

On November 1, 2022 Caledonia, in connection with the Share Purchase Agreement, executed a loan note instrument to issue loan notes (“Loan note” or “Notes”) to Bulawayo Mining to acquire all the shares of Motapa Mining Company UK Limited (“Motapa”), along with its wholly owned subsidiary Arraskar Investments (Private) Limited (“Arraskar”). The shares were purchased with full title guarantee and free from all encumbrances, together with all rights attached or accruing to them. The Loan note certificates were issued by Caledonia on November 1, 2022.

The aggregate principal amount of the Loan notes were limited to US$7.25 million. Interest on the Loan notes was compounded monthly an interest rate of 13% per annum. Interest was payable on the principal amount of the Loan notes outstanding from time to time from the issue date of the Loan notes until the date of redemption of the Loan notes at the interest rate. $5 million of the loan notes was paid on March 31, 2023, and $2.25 million on June 30, 2023.  $575 of the loan notes were paid on July 3, 2023 as agreed between Caledonia and each of the noteholders due to bank holidays in certain jurisdictions.

All Loan notes repaid by Caledonia were immediately cancelled and were not reissued.

The fair value of the Loan notes payable at inception was estimated to be $6,802 using the market approach method. The effective interest rate on the Loan notes was estimated to be 12.75% per annum.  The Loan notes were subsequently measured at amortised cost.

A summary of the Loan notes payable was as follows:

	2023	2022
Balance January 1	7,104	-
Fair value November 1, 2022	–	6,802
Finance cost accrued	619	302
Repayment - principal	(7,250)	-
Repayment – finance cost paid	(473)	-
Balance December 31	-	7,104

Current	-	7,104
Non-current	-	-
	-	7,104

Refer to note 17 for more information on the exploration and evaluation asset acquired.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

30	Loan note instruments (continued)

30.2	Solar loan notes

Following the commissioning of Caledonia’s wholly owned solar plant on February 2, 2023, the decision was taken to optimise the capital structure of the Group and provide additional debt instruments to the Zimbabwean financial market by way of issuing loan notes pursuant to a loan note instrument (“bonds”). The bonds were issued by the Zimbabwean registered entity owning the solar plant, Caledonia Mining Services (Private) Limited. The bonds carry a fixed interest rate of 9.5% payable bi-annually and have a tenure of 3 years from the date of issue. The bond repayments are guaranteed by the Company. $7 million of bonds were in issue at the date of approval of these financial statements. All bonds were issued to Zimbabwean registered commercial entities.

A summary of the bonds is as follows:

	2023	2022
Balance January 1	–	–
Amounts received	7,000	–
Transaction costs	(105)	–
Finance cost accrued	549	–
Repayment - finance cost paid	(332)	–
Balance December 31	7,112	–

Current	665	–
Non-current	6,447	–
	7,112	–

31	Trade and other payables

	2023	2022

Trade payables	6,166	3,502
Electricity accrual	2,676	2,386
Audit fee	395	284
Dividends due	1,048	1,883
Solar plant supplier accrual	–	1,852
Bilboes oxide project payable	–	872
Other payables	692	651
Financial liabilities	10,977	11,430

Production and management bonus accrual - Blanket Mine	214	287
Other employee benefits - other	2,229	982
Other employee benefits - settlements	1,588	–
Leave pay	2,655	2,462
Bonus provision	190	1,025
Accruals	2,650	1,268
Non-financial liabilities	9,526	6,024
Total	20,503	17,454

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

32	Cash flow information

Non-cash items and information presented separately on the statements of cash flows statement:

	2023	2022	2021

Operating profit	15,177	40,276	38,360
Adjustments for:
Impairment of property, plant and equipment (note 18)	877	8,209	497
Impairment of exploration and evaluation assets (note 17)	–	467	3,837
Impairment of solar plant - VAT and duty receivables	720	–	–
Unrealised foreign exchange gains (note 13)	(4,217)	(12,736)	(2,754)
Cash-settled share-based expense (note 12.1)	463	609	477
Cash-settled share-based expense included in production costs (note 12.1)	660	853	692
Cash portion of cash-settled share-based expense	(1,695)	(1,468)	(420)
Equity-settled share-based expense (note 11.2)	640	484	–
Depreciation (note 18)	14,486	10,141	8,046
Fair value loss on derivative instruments (note 14)	1,119	401	240
Profit on disposal of property, plant and equipment (note 18)	33	–	–
Derecognition of property, plant and equipment	–	–	(38)
Write down of inventory	283	563	–
Expected credit losses on deferred consideration on the disposal of subsidiary	–	–	761
Cash generated from operations before working capital changes	28,546	47,799	49,698
Inventories	(2,182)	1,915	(4,016)
Prepayments	338	(1,375)	(4,272)
Trade and other receivables	(1,910)	(1,561)	(4,746)
Trade and other payables	1,606	2,879	2,039
Cash generated from operations	26,398	49,657	38,703

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management

The Group has exposure to the following risks from its use of financial instruments:

●	Credit risk;
●	Liquidity risk;
●	Market risk

This note present information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on the preservation of capital and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has the responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

Gold price hedges were entered into to manage the possible effect of gold price fluctuations. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity.

The types of risk exposure and the way in which such exposures are managed are described below:

(a)	Credit risk

Exposure to credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation.

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	2023	2022

Zimbabwe	4,215	9,059
Jersey, Channel Islands	–	–
Other regions	1,618	1
	5,833	9,060

Of the trade receivables balance at the end of the year, $3,110 (2022: $Nil) is due from AEG, the Group’s largest customer. Apart from this, the Group does not have significant credit risk exposure to any single counterparty. The Group’s credit risk over trade receivables is significantly reduced as Fidelity has never paid outside of their contractually agreed credit terms.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management (continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Group does not have sufficient financial resources available to meet its obligations as they fall due. The Group manages its liquidity risk by ensuring sufficient cash availability to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the reviewing and approving of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

The following are the contractual maturities of financial liabilities, including contractual interest payments.

Non-derivative financial liabilities

December 31, 2023	Carrying amount	Total contractual cashflow amount	12 months or less

Trade and other payables	10,977	10,977	10,977
Loan note payable	7,112	8,663	665
Lease liabilities	208	217	175
Overdraft and term loans	17,740	17,740	17,740
	36,037	37,597	29,557

December 31, 2022	Carrying amount	Total contractual cashflow amount	12 months or less

Trade and other payables	11,430	11,430	11,430
Loan note payable	7,104	7,723	7,723
Lease liabilities	313	342	152
Overdraft and term loans	5,239	5,239	5,239
	24,086	24,734	24,544

The Group regularly monitors its liquidity risk and evaluates the options available.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the gold price will have an impact on the revenue of the Group and the fair value of the gold options at December 31, 2023.  This would have affected the measurement of financial instruments by the amounts as indicated below. This analysis assumes that all other variables remain constant.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management (continued)

(b)	Liquidity risk (continued)

Sensitivity analysis (continued)

An increase or decrease of 5% of the gold price would have the following equal or opposite effect on the derivative financial instruments on December 31:

Consolidated statement of financial position:

	2023	2022

Derivative financial assets - Put option
Increase by 5% of the gold price	-	-
Decrease by 5% of the gold price	4	22

Consolidated statement of profit or loss and other comprehensive income:

Fair value loss on derivative financial instruments	2023	2022

Derivative financial assets - Put option
Increase by 5% of the gold price	-	-
Decrease by 5% of the gold price	4	22

The Group’s revenues had full exposure to the gold price up to December 19, 2023 when the gold put option agreement was concluded (refer note 14.1).

(c)	Market risk
(i)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. The Group aims to maintain cash and cash equivalents in US Dollars to manage foreign exchange exposure.

The fluctuation of the US Dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures.  Further, the Group aims to maintain cash and cash equivalents in US Dollars to avoid foreign exchange exposure and to meet short‐term liquidity requirements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management (continued)

(c)	Market risk (continued)
(i)	Currency risk (continued)

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the Group that have a different functional currency and foreign currency.

	2023		2022
	$'000		$'000
	Functional currency		Functional currency
	ZAR	$	ZAR	$

Cash and cash equivalents	62	4,706	62	3,443
USD denominated	61	-	62	-
ZAR denominated	-	989	-	631
RTGS$ denominated	-	3,424	-	2,502
GBP denominated	1	293	-	235
CAD denominated	-	-	-	75

Trade and other receivables - RTGS$ denominated	-	3,118	-	2,607
Trade and other payables - RTGS$ denominated	-	(106)	-	(130)
Overdraft and term loans - RTGS$ denominated	-	-	-	-
	62	7,718	62	5,920

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies would have the following equal or opposite effect on profit or loss and equity for the Group:

	2023		2022
	$'000		$'000
	Functional currency		Functional currency
	ZAR	$	ZAR	$

Cash and cash equivalents	3	177	3	134
Trade and other receivables	-	148	-	124
Trade and other payables	-	(5)	-	(6)
Overdraft and term loans	-	-	-	-
	3	320	3	252

(ii)	Interest rate risk

The Group's interest rate risk arises from loans and borrowings, overdraft facility, short term loans and cash held. The loans and borrowings, overdraft facility and cash held have variable interest rates. Variable rates expose the Group to cash flow interest rate risk. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

33	Financial Instruments and risk management (continued)

(c)	Market risk (continued)
(ii)	Interest rate risk (continued)

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2023	2022

Cash and cash equivalents	6,708	6,735
Overdraft and term loans	(17,740)	(5,239)
	(11,032)	1,496

Interest rate risk arising from borrowings is offset by interest from available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis - Cash and cash equivalents	2023	2022

Increase by 100 basis points	67	67
Decrease by 100 basis points	(67)	(67)

Sensitivity analysis - Overdraft

Increase by 100 basis points	177	52
Decrease by 100 basis points	(177)	(52)

34	Dividends

	2023	2022	2021

Dividends declared to owners of the Company	8,752	8,975	6,068
Dividends declared to NCI	1,512	1,814	2,001
	10,264	10,789	8,069

Dividends declared and paid to owners of the Company	8,752	7,178	6,068
Dividends declared and paid to NCI	550	1,728	2,001
Dividends declared and due to owners of the Company	-	1,797	-
Dividends declared and due to NCI	1,048	86	-
	10,350	10,789	8,069

A dividend was declared and paid in January 2024.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

34	Dividends (continued)

Quarterly dividend per share history:

Declaration date	cents per share
January 14, 2021	11.0
April 15, 2021	12.0
July 15, 2021	13.0
October 14, 2021	14.0
January 13, 2022	14.0
April 18, 2022	14.0
July 14, 2022	14.0
October 13, 2022	14.0
December 30, 2022	14.0
April 3, 2023	14.0
June 29, 2023	14.0
September 28, 2023	14.0

35	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities to report.

36	Related parties

Directors of the company, as well as certain executives, are considered key management.  For entities within the Group refer to note 37.

Employee contracts between CMSA, CHZ, the Company and key management include an option for respective key management to terminate such employee contracts in the event of a change in control of the Company and to receive a severance payment equal to six months’ to two years’ compensation. If this was triggered as at December 31, 2023 the severance payment would have amounted to $7,809 (2022: $8,575, 2021: $8,214). A change in control would constitute:

●	the acquisition of more than 50% of the shares; or
●	the acquisition of the right to exercise the majority of the voting rights of shares; or
●	the acquisition of the right to appoint the majority of the board of directors; or
●	the acquisition of more than 50% of the assets of the Group.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

36	Related parties (continued)

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2023	2022	2021

Key management salaries	3,102	2,076	2,234
Share-based awards* @	720	999	540
All other compensation &	2,599	1,697	1,011
	6,421	4,772	3,785

*	Amount inclusive of $104 (2022: $354, 2021: $123) classified as production costs.
@	Employees, officers, directors, consultants and other service providers also participate in the OEICP (see note 12.1).
&

The Company entered into a consultancy agreement with SR Curtis, a director of the Company, effective July 1, 2022 until December 31, 2023 at a monthly fee of $44.1 from July 1, 2022 until December 31, 2022 and $12.5 from January 1, 2023 until December 31, 2023. During the period ended December 31, 2023, the Company recorded $150 (2022: $265, 2021: $Nil) in consultancy fees.  The Company has extended Mr. Curtis’ consultancy agreement until December 31, 2025 at a monthly fee of $12.5.  Mr. Curtis is retiring as a director from the next annual general meeting (planned for May 7, 2024).

Included is an amount of $647 (2022: $1,378, 2021: $1,011) that relates to bonuses provided or paid for in 2023.
Included is an amount of $1,588 (2022: $54 (leave payout), 2021: $Nil) that relates to provision of a severance package payable in 2024

$30 rent was paid to a company of which V. Gapare is a director and that supplied office accommodation in Harare, Zimbabwe.

Group entities are set out in note 37.

Refer to note 6 and note 28 for transactions with NCI.

Refer to note 38 for management fees between CMSA and Blanket Mine.

Refer to note 30 for details of the bonds and the Loan notes which were guaranteed by the Company and by Greenstone Management Services Holdings (UK) Limited respectively.

Refer to note 11 for director fees.

All related party transactions occurred at arm’s length.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

37	Group entities

Intercompany balances with holding company

	Activity of the company	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
				2023	2022	2023	2022

Caledonia Holdings Zimbabwe (Private) Limited	Services	$	Zimbabwe	100	100	(6,179)	(6,683)
Caledonia Mining Services (Private) Limited	Solar power provider	$	Zimbabwe	100	100	10,559	-
Fintona Investments Proprietary Limited	Dormant	ZAR	South Africa	100	100	14,860	14,859
Caledonia Mining South Africa Proprietary Limited	Procurement and services	ZAR	South Africa	100	100	(8,700)	(5,329)
Greenstone Management Services Holdings Limited	Investment holding	$	United Kingdom	100	100	(48,149)	(36,597)
Blanket Mine (1983) (Private) Limited (2)	Mining	$	Zimbabwe	64	64	(217)	561
Blanket Employee Trust Services (Private) Limited ("BETS") (1)	Employee trust	$	Zimbabwe	-	-	-	-
Motapa Mining Company UK Limited	Investment holding	$	United Kingdom	100	100	-	-
Arraskar Investments (Private) Limited	Exploration	$	Zimbabwe	100	100	-	-
Bilboes Gold Limited	Investment holding	$	Mauritius	100	-	-	-
Bilboes Holdings (Private) Limited	Gold project	$	United Kingdom	100	-	805	-
Caledonia Mining FZCO	Procurement	$	Dubai	100	-	61	-
Caledonia (Connemara) (Private) Limited	Dormant	$	Zimbabwe	100	100	-	-
Caledonia (Maligreen) (Private) Limited	Dormant	$	Zimbabwe	100	100	-	-
Caledonia (Bilboes & Motapa) (Private) Limited	Dormant	$	Zimbabwe	100	-	-	-

(1)	BETS and the Community Trust are consolidated as structured entities.
(2)	Refer to note 6 for the effective shareholding. NCI has a 13.2% (2022: 13.2%, 2021: 13.2%) interest in cash flows of Blanket only.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

37	Group entities (continued)

Intercompany transactions with holding company

	Loans advanced/ (repaid)		Interest received		Foreign exchange profits
	2023	2022	2023	2022	2023	2022

Caledonia Holdings Zimbabwe (Private) Limited	(4)	(424)	508	536	–	–
Caledonia Mining Services (Private) Limited	10,016	–	543	–	–	–
Fintona Investments Proprietary Limited	–	–	–	–	–	–
Caledonia Mining South Africa Proprietary Limited	(3,591)	(4,293)	(455)	–	675	370
Greenstone Management Services Holdings Limited	(9,103)	(13,681)	(2,449)	–	–	–
Blanket Mine (1983) (Private) Limited	(760)	(509)	(18)	40	–	–
Blanket Employee Trust Services (Private) Limited ("BETS")	–	–	–	–	–	–
Motapa Mining Company UK Limited	–	–	–	–	–	–
Arraskar Investments (Private) Limited	–	–	–	–	–	–
Bilboes Gold Limited	–	–	–	–	–	–
Bilboes Holdings (Private) Limited	805	–	–	–	–	–
Caledonia Mining FZCO	61	–	–	–	–	–
Caledonia (Connemara) (Private) Limited	–	–	–	–	–	–
Caledonia (Maligreen) (Private) Limited	–	–	–	–	–	–
Caledonia (Bilboes & Motapa) (Private) Limited	–	–	–	–	–	–
	(2,576)	(18,907)	(1,871)	576	675	370

38	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Blanket Mine, Bilboes oxide mine, exploration and evaluation assets (“E&E projects”) and South Africa describe the Group's reportable segments. The Blanket operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited, Blanket Mine (1983) (Private) Limited, Blanket’s satellite projects and Caledonia Mining Services (Private) Limited (“CMS solar”). The Bilboes oxide mine segment comprises the oxide mining activities. The E&E projects segment includes the exploration and evaluation activities of the Bilboes sulphide project as well as the Motapa and Maligreen projects. The South African segment represents the sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) are responsible for corporate administrative functions within the Group and contribute to the strategic decision making process of the CEO and are therefore included in the disclosure below and combined with corporate and other reconciling amounts that do not represent a separate segment. Information regarding the results of each reportable segment is included below.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

38	Operating Segments (continued)

Performance is measured based on profit before income tax, as included in the internal management report that is reviewed by the Group's CEO. Segment profit or exploration and evaluation cost is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. The accounting policies of the reportable segments are the same as the Group’s accounting policies.

Information about reportable segments

For the twelve months ended December 31, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	140,615	–	5,699	–	–	–	146,314
Inter-segmental revenue	–	17,623	–	–	(17,623)	–	–
Royalty	(7,318)	–	(319)	–	–	–	(7,637)
Production costs	(68,923)	(16,788)	(13,095)	–	16,097	–	(82,709)
Depreciation	(15,385)	(139)	–	–	1,079	(41)	(14,486)
Other income	236	10	1	–	(1,750)	1,766	263
Other expenses*	(4,353)	–	(14)	–	–	–	(4,367)
Administrative expenses	(912)	(4,301)	(2,101)	(8)	17	(10,124)	(17,429)
Management fee	(3,468)	3,471	–	–	(3)	–	–
Cash-settled share-based expense	–	–	–	–	660	(1,123)	(463)
Equity-settled share-based expense	–	–	–	–	–	(640)	(640)
Net foreign exchange (loss) gain	(3,229)	(144)	97	–	(71)	797	(2,550)
Fair value loss on derivative liabilities	–	–	–	–	–	(1,119)	(1,119)
Finance income	–	39	–	–	–	–	39
Finance cost	(3,323)	448	(189)	(22)	(2)	64	(3,024)
Profit (loss) before tax	33,940	219	(9,921)	(30)	(1,596)	(10,420)	12,192
Tax expense	(12,256)	(235)	–	–	(19)	(300)	(12,810)
Profit (loss) after tax	21,684	(16)	(9,921)	(30)	(1,615)	(10,720)	(618)

*

Other expenses include impairment of plant and equipment of $26 for Blanket and $851 for the Bilboes oxide mine, as well as impairment of the solar VAT and duty receivable amounting to $720 for Blanket.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

38	Operating Segments (continued)

As at December 31, 2023	Blanket	South Africa	Bilboes oxide mine	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany, including assets held for sale)	51,236	2,363	–	401	(1,757)	1,986	54,229
Non-current (excluding intercompany)	188,426	697	–	92,664	(5,294)	(2,419)	274,074
Assets held for sale (note 24)	13,519	–	–	–	–	–	13,519
Expenditure on property, plant and equipment (note 18)	43,496	120	–	–	(2,570)	(11,440)	29,606
Expenditure on evaluation and exploration assets (note 17)	–	–	–	76,693	–	–	76,693
Intercompany balances	44,452	16,844	(214)	–	(145,523)	84,441	–

Segment liabilities:
Current (excluding intercompany)	(31,747)	(4,421)	–	(1,755)	–	(2,210)	(40,133)
Non-current (excluding intercompany)	(17,634)	–	–	(5,932)	4	(416)	(23,978)
Intercompany balances	(24,412)	(34,193)	–	(5,691)	145,523	(81,227)	–

For the twelve months ended December 31, 2022	Blanket	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	142,082	–	–	–	–	142,082
Inter-segmental revenue	–	19,885	–	(19,885)	–	–
Royalty	(7,124)	–	–	–	–	(7,124)
Production costs	(62,701)	(18,883)	–	18,586	–	(62,998)
Depreciation	(10,735)	(153)	–	789	(42)	(10,141)
Other income	48	12	–	–	–	60
Other expenses*	(11,289)	(66)	–	–	(427)	(11,782)
Administrative expenses	(172)	(3,047)	–	–	(8,722)	(11,941)
Management fee	(3,454)	3,454	–	–	–	–
Cash-settled share-based expense	–	–	–	853	(1,462)	(609)
Equity-settled share-based expense	–	–	–	–	(484)	(484)
Net foreign exchange gain (loss)	4,415	(119)	–	(291)	406	4,411
Fair value loss on derivative liabilities	–	–	–	–	(1,198)	(1,198)
Finance income	–	17	–	–	–	17
Finance cost	(861)	(25)	–	–	229	(657)
Profit (loss) before tax	50,209	1,075	–	52	(11,700)	39,636
Tax expense	(15,785)	(252)	–	117	(850)	(16,770)
Profit (loss) after tax	34,424	823	–	169	(12,550)	22,866

*	Other expenses include impairment of plant and equipment of $8,209 for Blanket, as well as impairment of the Connemara North of $720.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

38	Operating Segments (continued)

As at December 31, 2022	Zimbabwe	South Africa	E&E projects	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total
Segment assets:
Current (excluding intercompany)	33,130	1,448	–	(83)	3,932	38,427
Non-current (excluding intercompany)	176,356	822	5,626	(5,446)	19,406	196,764
Expenditure on property, plant and equipment (note 18)	38,763	(881)	872	(1,355)	10,821	48,220
Expenditure on evaluation and exploration assets (note 17)	7,964	–	1,430	–	4	9,398
Intercompany balances	33,468	12,202	–	(107,227)	61,557	–

Segment liabilities:
Current (excluding intercompany)	(17,451)	(1,901)	–	–	(13,089)	(32,441)
Non-current (excluding intercompany)	(8,197)	(101)	–	116	(1,109)	(9,291)
Intercompany balances	(12,725)	(34,753)	–	107,227	(59,749)	–

Major customer

Revenues received from Fidelity amounted to $66,177 (2022: $142,082; 2021: $121,329) for the twelve months ended December 31, 2023.

The Group has made $80,137 (2022: $Nil, 2021: $Nil) of sales to AEG up to December 31, 2023, representing 41,117 ounces (2022: Nil ounces, 2021: Nil ounces). Management believes this new sales mechanism reduces the risk associated with selling and receiving payment from a single refining source in Zimbabwe. It also creates the opportunity to use more competitive offshore refiners and it may allow for the Company to raise debt funding secured against offshore gold sales.

The Bullion trade receivables outstanding have been paid in full, after the year end.

39	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2023 was $1,290 (2022: $1,022, 2021: $898).

40	Subsequent events

There were no significant subsequent events between December 31, 2023 and the date of issue of these financial statements other than included in the preceding notes to the consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

41	Going concern

The directors have, at the time of approving these consolidated financial statements, a reasonable expectation that Caledonia has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing these consolidated financial statements.

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

Additional information

DIRECTORS AND OFFICERS at March 28, 2024

BOARD OF DIRECTORS	OFFICERS
J. L. Kelly (2) (3) (5) (7)	M. Learmonth (4) (5) (6) (7)
Non-executive Director	Chief Executive Officer
Connecticut, United States of America	Jersey, Channel Islands

S. R. Curtis (4) (5) (7)	C.O. Goodburn (5) (6)
Non-executive Director	Chief Financial Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Holtzhausen (1) (2) (3) (4) (5)	A. Chester (6) (7)
Chairman Audit Committee	General Counsel, Company Secretary and Head of
Non-executive Director	Risk and Compliance
Cape Town, South Africa	Jersey, Channel Islands

M. Learmonth (4) (5) (6) (7) Chief Executive Officer
Jersey, Channel Islands

N. Clarke (3) (4) (5) (7)	BOARD COMMITTEES
Non-executive Director	(1) Audit Committee
East Molesey, United Kingdom	(2) Compensation Committee
(3) Nomination and Corporate Governance
G. Wildschutt (1) (3) (5) (7)	Committee
Non-executive Director	(4) Technical Committee
Johannesburg, South Africa	(5) Strategic Planning Committee
(6) Disclosure Committee
G. Wylie (1) (2) (3) (4) (5)	(7) ESG Committee
Non-executive Director
Malta, Europe

V. Gapare (4) (5) (7)
Executive Director
Harare, Zimbabwe

T. Gadzikwa (1) (2) (3) (5)
Non-executive Director
Johannesburg, South Africa

Caledonia Mining Corporation Plc
Notes to the Consolidated Financial Statements
For the years ended December 31, 2023, 2022 and 2021
(in thousands of United States Dollars, unless indicated otherwise)

Additional information

CORPORATE DIRECTORY as at March 28, 2024

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park	Canada
Constantia Boulevard
Floracliffe	Memery Crystal LLP (United Kingdom)
South Africa	165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (March 28, 2024)	Suite 4310
Authorised: Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 19,194,525	Canada
Options: 20,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe
VFEX - Symbol “CMCL”
Bowman Gilfillan Inc (South Africa)
BANKER	11 Alice Lane
Barclays	Sandton
Level 11	Johannesburg
1 Churchill Place	2196
Canary Wharf
London E14 5HP	AUDITOR
BDO South Africa Incorporated
NOMINATED ADVISOR	Wanderers Office Park
Cenkos Securities Plc	52 Corlett Drive
6.7.8 Tokenhouse Yard	Illovo 2196
London	South Africa
EC2R 7AS	Tel: +27(0)10 590 7200

MEDIA AND INVESTOR RELATIONS	REGISTRAR AND TRANSFER AGENT
BlytheRay Communications	Computershare
4-5 Castle Court	150 Royall Street,
London EC3V 9DL	Canton,
Tel: +44 20 7138 3204	Massachusetts, 02021
Tel: +1 800 736 3001 or +1 781 575 3100